Exhibit 99.3
NORTHGATE MINERALS CORPORATION
406 – 815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                    NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of NORTHGATE MINERALS CORPORATION (the “Corporation”) will be held at One King West Hotel, King Gallery Ballroom, 1 King Street West, Toronto, Ontario, on Tuesday, May 11, 2010, at 10:00 a.m., Toronto Time, for the following purposes:

1.	To receive the report of the directors of the Corporation.

2.	To receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2009, together with the auditors’ report thereon.

3.	To elect directors of the Corporation for the ensuing year.

4.	To appoint the auditors of the Corporation for the ensuing year.

5.	To authorize the directors to fix the auditors’ remuneration for the ensuing year.

6.

To consider, and if thought fit, to pass an ordinary resolution ratifying, confirming and approving the adoption of the Corporation’s Shareholder Rights Plan which replaced the previous plan that expired on March 11, 2010. The full text of such ordinary resolution is set out in Schedule C to the accompanying Information Circular.

7.	To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

                    An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

                    The board of directors of the Corporation has fixed March 12, 2010 as the record date for determining the shareholders who are entitled to vote at the Meeting. Only holders of Common Shares of the Corporation at the close of business on March 12, 2010 will be entitled to receive notice of and to vote at the Meeting.

                    Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Toronto time, on May 7, 2010) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile must be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-888-453-0330. To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the proxy form.

                    In either of these instances, your proxy should be voted by mail, delivery or Internet. To vote your proxy by Internet, visit the Web site address as shown on the proxy form provided. Follow the online voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you.

                    DATED at Vancouver, British Columbia, this 31st day of March, 2010.

/s/ Terrence A. Lyons
TERRENCE A. LYONS
Chairman of the Board

NORTHGATE MINERALS CORPORATION

406 – 815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

INFORMATION CIRCULAR
as at March 31, 2010

PROXY INFORMATION

This Information Circular is provided in connection with the solicitation of proxies by the management of Northgate Minerals Corporation (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on Tuesday, May 11, 2010, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise noted, information in this Information Circular is given as at March 31, 2010.

Solicitation of Proxies - The enclosed proxy is being solicited by the management of the Corporation. The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation for which no additional compensation will be paid. The cost of this solicitation will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies of the Corporation.

Appointment and Revocation of Proxies - The individuals named in the accompanying form of proxy are directors and officers of the Corporation. A shareholder eligible to vote at the Meeting has the right to appoint a person or company (who need not be a shareholder) to represent the shareholder at the Meeting other than either of the persons designated in the enclosed proxy, and may exercise such right by inserting the name of that other person in the blank space provided in the accompanying form of proxy.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Toronto Time, on May 7, 2010) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile must be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-888-453-0330. To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the proxy form. In either of these instances, your proxy should be voted by mail, delivery or Internet. To vote your proxy by Internet, visit the Web site address as shown on the proxy form provided. Follow the online voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Investor Services Inc. or to the registered office of the Corporation at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion - The nominees named in the accompanying form of proxy will vote or withhold from voting the common shares of the Corporation (the “Common Shares”) represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified; and

(b)	any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy FOR the approval of such matter. As of the date of this Information Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

Non-Registered Holders - Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders are “beneficial owners” who are non-registered shareholders. The Common Shares which they own are not registered in their names but are instead registered in the name of an intermediary such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward Meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions). Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or enabling voting by alternate means such as telephone or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of Common Shares owned by the non-registered holder, but otherwise uncompleted. If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response. In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares which they beneficially own.

Electronic Delivery - Each year, in accordance with applicable securities laws, the Corporation delivers certain disclosure documentation to its shareholders, such as this Information Circular and the Corporation’s Annual Report. All of such documentation is also posted on www.sedar.com. In order to make this process more convenient, shareholders may choose to be notified by e-mail when the Corporation’s documentation is posted in the “Investor Relations” section on the Corporation’s website (www.northgateminerals.com), and, accordingly, such documentation will not be sent in paper form by mail. Delivery in an electronic format, rather than paper, reduces costs to the Corporation and benefits the environment. Shareholders who do not consent to receive documentation through e-mail notification will continue to receive such documentation by mail. Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Information Circular to Computershare Investor Services Inc. Non-registered holders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

NOTE: If you wish to receive (or continue to receive) quarterly financial statements and quarterly MD&A by mail during 2010, registered shareholders must mark the request box at the bottom of their form of proxy, and non-registered holders must mark the request box on their voting instruction form. If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and MD&A are available on the Corporation’s website at www.northgateminerals.com. Some households may receive multiple copies of Annual Reports in shareholder mailings as a result of having multiple registered shareholders residing at that address. Registered shareholders may cease to receive Annual Reports, containing annual financial statements and annual MD&A, by marking the Annual Report Waiver box at the bottom of the form of proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If registered shareholders do not mark the box, Annual Reports will continue to be sent to you.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Corporation, other than as described herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at December 31, 2009, there were 290,688,386 Common Shares issued and outstanding and as at March 25, 2010, there were 290,782,728 Common Shares issued and outstanding, each carrying the right to one vote at a meeting of the shareholders of the Corporation. Two individuals present in person at a meeting of shareholders of the Corporation, each being a shareholder entitled to vote thereat or being a duly appointed proxy for an absent shareholder so entitled, and holding or representing by proxy in the aggregate at least 10% of the Common Shares entitled to vote thereat, shall constitute a quorum.

Only shareholders of record at the close of business on March 12, 2010 (the “Record Date”), who either attend the Meeting personally or complete, sign and deliver a form of proxy or voting instruction form in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting. Provided that to the extent that a shareholder transfers the ownership of any of its Common Shares after the Record Date and the transferee of those Common Shares establishes that it owns such Common Shares and demands not later than 10 days before the Meeting that its name be included in the shareholders’ list prepared in respect of the Meeting, such transferee is entitled to vote such Common Shares at the Meeting.

Pursuant to the Business Corporations Act (British Columbia) (the “Business Corporations Act”), all resolutions placed before the Meeting will be ordinary resolutions requiring the approval of a simple majority of the votes cast in respect of the resolution.

To the knowledge of the directors and executive officers of the Corporation, as of March 31, 2010, no person or entity beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares.

ELECTION OF DIRECTORS

The Corporation’s board of directors (the “Board”) has fixed the number of directors at eight. The term of office of each of the current directors will expire at the conclusion of the Meeting. At the Meeting, shareholders will be asked to elect eight directors to succeed the present directors. Each director elected will hold office until the conclusion of the next annual general meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act.

The following table sets out the names of the nominees for election as directors, all offices in the Corporation each nominee now holds, the year of initial appointment of each nominee as a director of the Corporation, the number of Common Shares beneficially owned by each nominee, directly or indirectly, or over which control or direction is exercised by such nominee, as at March 31, 2010, and each nominee’s principal occupation, business or employment. All such nominees were elected to the Board at the 2009 annual meeting of shareholders of the Corporation.

Name, Municipality of	Year of	Number of	Principal Occupation
Residence and Office Held	Appointment as Director	Common Shares	or Employment(1)

Mark Daniel (3)(4) Toronto, Ontario Director	2009	10,000	Corporate Director and Retired Executive

Patrick D. Downey, C.A., ICD.D(2)(5) Whitby, Ontario Director	1993	15,500	Retired Mining Company Executive

Douglas P. Hayhurst, FCA, ICD.D(2)(5) West Vancouver, British Columbia Director	2006	19,000	Corporate Director and Retired IBM Business Consulting Services and PricewaterhouseCoopers Executive

Richard J. Hall(3)(5) Centennial, Colorado, USA Director	2008	12,500	Mining Company Executive and Corporate Director

Paul J. Dowd(3)(4)(5) Burnside, SA, Australia Director	2008	0	Mining Company Executive and Corporate Director

Terrence A. Lyons(6) Vancouver, British Columbia Chairman of the Board and a Director	1993	170,100	Chairman of the Board of the Corporation

Conrad A. Pinette(2)(4) Vancouver, British Columbia Director	2005	20,000	Retired Forest Company Executive and Corporate Director

Kenneth G. Stowe Oakville, Ontario President and Chief Executive Officer and a Director	2001	275,309	President and Chief Executive Officer of the Corporation

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

(2)	Member of the Audit Committee.
(3)	Member of the Corporate Governance and Compensation Committee.
(4)	Member of the Health, Safety and Environment Committee.
(5)	Member of the Finance Committee.
(6)

Terrence A. Lyons was a director and executive officer of FT Capital Ltd., which was subject to cease trade orders in each of the provinces of British Columbia, Alberta, Manitoba and Ontario due to the failure of FT Capital Ltd. to file financial statements since the financial year ended December 31, 2001. On June 30, 2009, FT Capital Ltd. was liquidated and the company dissolved. Mr. Lyons is also a director of Royal Oak Ventures Inc. (“Royal Oak”), which is currently subject to cease trade orders in each of the provinces of British Columbia, Alberta, Ontario and Quebec due to the failure of Royal Oak to file financial statements since the financial year ended December 31, 2003. Mr. Lyons was a director of International Utility Structure Inc. (“IUSI”) which, on October 17, 2003, was granted creditor protection by the Court of Queen’s Branch of Alberta under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). On March 31, 2005 an order was granted approving the final IUSI restructuring plan under the CCAA, at which time Mr. Lyons resigned as a director. Mr. Lyons was elected to the boards of directors of each of Royal Oak, FT Capital Ltd. and IUSI largely because of his valuable experience and expertise in financial restructurings in the insolvency context.

ADOPTION OF SHAREHOLDER RIGHTS PLAN

Shareholders will be asked at the Meeting to consider, and, if deemed advisable, to approve the resolution set out in Schedule C to this Information Circular (the “Rights Plan Resolution”) confirming the ratification of the Shareholder Rights Plan (the “Rights Plan”) adopted by the Board of Directors on March 8, 2010. Under the listing policies of the TSX, passage of the Rights Plan Resolution will require approval by a majority of the votes cast on the matter at the Meeting. According to the terms of the Rights Plan, all shareholders of the Corporation will be eligible to participate in the vote. If the Rights Plan is not confirmed, it will be of no further force and effect. However, if confirmed, the Rights Plan will remain in effect for six years, unless terminated earlier, subject to re-confirmation after three years.

On March 8, 2010, the Board of Directors adopted the Rights Plan to replace the shareholder rights plan that it initially adopted on March 11, 2004 (the “Original Rights Plan”), which was confirmed by shareholders at the annual general and special meetings of the Corporation held on May 14, 2004 and May 4, 2007. The Original Rights Plan expired on March 11, 2010. The successor Rights Plan became effective on March 8, 2010 and will continue in effect only if it is confirmed by the shareholders of the Corporation at the Meeting. The terms of the Rights Plan are summarized below, and the complete text of the Rights Plan is set out as Schedule D to this Information Circular.

The Board of Directors believes that the Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines. The Rights Plan is not intended to prevent a take-over of the Corporation.

Background and Purpose of the Rights Plan

The Rights Plan is designed to provide the Corporation’s shareholders and the Board of Directors additional time to assess an unsolicited take-over bid for the Corporation and, where appropriate, to give the Board of Directors additional time to pursue alternatives for maximizing shareholder value. The Rights Plan also encourages fair treatment of all shareholders by providing shareholders with an equal opportunity to participate in a take-over bid. The Rights Plan encourages a potential acquirer to proceed by way of a Permitted Bid (as defined below), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

The Rights Plan was not adopted in response to any specific proposal to acquire control of the Corporation, nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Corporation. If confirmed, the Rights Plan will remain in effect for six years, unless terminated earlier, subject to re-confirmation after three years.

The existing legislative framework for take-over bids in Canada continues to raise the following concerns for the Corporation’s shareholders:

Time - Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board of Directors does not believe this is sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision or for other more favourable alternatives to be explored and developed.

Pressure to Tender - A shareholder may feel compelled to tender his or her Common Shares to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares.

Unequal Treatment - While existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of shares at a premium to market price, which premium is not shared by the other shareholders.

Summary of the Rights Plan

The material terms of the Rights Plan are summarized below. This summary is qualified in its entirety by reference to the actual provisions of the Rights Plan, a copy of which is set out as Schedule D to this Information Circular.

General

The Rights Plan is effective as of March 8, 2010. One Right attaches to each Common Share.

The Rights will separate from the Common Shares and will be exercisable eight trading days after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of $100 worth of Common Shares for $50 (i.e., at a 50% discount).

Permitted Bid Requirements

If a take-over bid is structured as a Permitted Bid, a Flip-in Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a take-over bid circular and comply with the following:

(i)	the take-over bid must be made to all shareholders other than the bidder;

(ii)

the take-over bid must not permit the bidder to take up any Common Shares that have been tendered until 60 days after the take-over bid is made, and then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder and persons acting jointly or in concert with the bidder), have been tendered pursuant to the take-over bid and not withdrawn;

(iii)

the take-over bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, Common Shares may be tendered at any time during the 60 day period, and that any Common Shares deposited pursuant to the take-over bid may be withdrawn until they have been taken up and paid for; and

(iv)

the take-over bid must contain an irrevocable and unqualified provision that, if more than 50% of the Common Shares held by Independent Shareholders are tendered pursuant to the take-over bid within the 60 day period, then the bidder must make a public announcement of that fact and the take-over bid must then remain open for an additional 10 business days from the date of the public announcement.

The Rights Plan also allows a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements for a Permitted Bid, except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be open for at least 35 days.

Redemption - Until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors may elect, subject to the prior approval of shareholders, to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 (subject to adjustment) per Right.

Fiduciary Duty of Board of Directors - The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Board of Directors will continue to have the duty and power to take such actions and make such recommendations to the Corporation’s shareholders as are considered appropriate.

Amendment to the Rights Agreement - The Board of Directors may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders voting in person and by proxy. Without such approval, the Board may amend to correct any clerical or typographical error or to make such changes as are required to maintain the validity and effectiveness of the Rights Plan as a result of any change in any applicable laws, rules or regulatory requirements.

Term - If the ratification of the Rights Plan is approved pursuant to the Rights Plan Resolution, the Rights Plan will expire at the close of business on the date of the Corporation’s 2013 Annual Meeting unless the continuation of the Rights Plan for an additional three-year period is approved in the requisite manner in a vote of the Independent Shareholders of the Corporation and a vote of all the shareholders of the Corporation.

Recommendation of the Board of Directors

The Rights Plan Resolution in respect of the adoption and ratification of the Rights Plan, the text of which is reproduced at Schedule “C” to this Information Circular, must be approved by at least a majority of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy in order for the Rights Plan to be adopted.

The Board of Directors believes that the Rights Plan is in the best interests of the Corporation and its shareholders and unanimously recommends that shareholders vote FOR the approval of the Rights Plan Resolution approving the adoption and ratification of the Rights Plan.

Both the President and Chief Executive Officer and the Chairman of the Board intend to vote the shares represented by proxies, in which either of them is designated a proxyholder, in favour of approving the adoption and ratification of the Rights Plan, unless authority to vote in favour of such resolution is withheld.

Approval of the Rights Plan is not sought in response to or in anticipation of any pending or threatened take-over bid or offer for the Common Shares.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

All references in this Management Information Circular to “$” or “dollars” are intended to refer to Canadian dollars, unless otherwise noted.

This Compensation Discussion and Analysis is designed to explain the significant principles which underlie the Corporation’s policies and procedures for the compensation of its executive officers, including information on the objectives of the Corporation’s executive compensation strategy. Included in this is a discussion of each element of compensation, why the Corporation has chosen to pay each such element, how the Corporation calculates the amount for each element and how each compensation element fits into the Corporation’s overall compensation strategy and affects decisions about other elements.

Compensation Philosophy

Northgate operates in a highly competitive market for executives and has designed its executive compensation program so as to be able to attract, retain and motivate highly-qualified individuals with the mining and other related skills and experience necessary to create sustainable value for Northgate shareholders and execute the Corporation’s strategic plan. Value is created for Northgate shareholders through the successful discovery, acquisition, development and operation of precious metal deposits. Given the extended timeframes typically associated with development of mineral deposits, Northgate’s compensation program has been designed to include both short and long term incentives in order to align management priorities with near term strategic objectives of the Corporation and the longer term interests of shareholders.

Northgate’s compensation philosophy is based on the following principles:

(1)

compensation levels should be competitive in order to facilitate the recruitment and retention of individuals with appropriate executive skills and abilities in the highly competitive international mining industry;

(2)

compensation should provide short term incentives to facilitate the achievement of near-term operational and strategic objectives of the Corporation, thereby creating a clear relationship between pay and performance;

(3)	compensation should encourage long-term, sustainable growth in shareholder value through long-term, equity based incentives; and

(4)	compensation should be transparent so that both executives and shareholders understand the executive compensation program, including its objectives and the basis upon which compensation is provided.

Elements of Executive Compensation

For the past several years, Northgate’s compensation program has been comprised of three primary elements: (1) base salary; (2) short-term incentives, in the form of annual bonuses; and (3) long-term incentives, in the form of common share options. Executive officers also receive a retirement allowance, and are entitled to participate in Northgate’s Employee Share Purchase Plan (discussed below). The Corporation also provides a standard benefits package (health, dental) to its executives.

Base Salary - The primary element of Northgate’s compensation program is base salary. The amount payable to a senior executive as base salary is determined by anticipated future contribution of the senior executive, level of responsibility, ability to influence the performance of the Corporation, and tenure. Base salaries are reviewed annually and, where appropriate, adjusted in order to ensure that they remain at a level near the median for comparable companies, and to ensure that the overall compensation package for each executive achieves the Corporation’s stated objectives with respect to executive compensation. The base salary of each of the individuals named in the Summary Compensation Table on Page 15, below (each a “Named Executive Officer” or “NEO”) is contractually set pursuant to their respective employment agreements, which are updated annually.

Cash Bonus - Northgate provides its senior executives with short term incentives in the form of annual bonuses, which are designed to reward senior executives for their contribution towards the achievement of Northgate’s strategic objectives and personal performance objectives. The Corporation establishes performance goals for each officer at the beginning of the year and measures achievement of these objectives. Specific objectives are also defined for various projects and tasks from time to time. Bonus targets for each Named Executive Officer for the upcoming year are established by the Board in January based on the recommendation of the Corporate Governance and Compensation Committee (the “Compensation Committee”), and are expressed as a percentage of base salary at target performance. Bonus targets are reviewed annually in order to ensure that the overall compensation package for each executive achieves the objectives of Northgate’s Compensation Program. The Compensation Committee also makes a recommendation to the Board as part of its annual compensation review process with respect to the percentage of the target bonus that should be awarded to each NEO in respect of such individual’s performance during the preceding year.

Option Grants - Northgate provides its senior executives with long term incentives in the form of stock options, which are designed to align the interests of management with the interest of Northgate’s shareholders by encouraging long-term, sustainable growth in shareholder value. Share options provide a focus on share price performance and encourage executive ownership of Common Shares. The Board, based on the recommendation of the Compensation Committee, considers grants of stock options to senior executives as part of its annual executive compensation review, with a view to ensuring that the overall compensation package for each executive achieves the objectives of Northgate’s executive compensation program. Prior to making such recommendation, the Compensation Committee considers the individual’s contribution to the Corporation’s achievement of its strategic objectives, the executive officer’s individual responsibilities and job performance, and option awards to such officer in previous years. Share options are also a variable component of compensation. The Corporation’s 2007 Share Option Plan (the “Option Plan”), which the shareholders of the Corporation have approved, is further described below.

Employee Share Purchase Plan - The Corporation’s 2005 Employee Share Purchase Plan (the “ESPP”) is a voluntary plan open to all eligible employees, as determined by the Board. A participant may contribute between 1% and 5% of the participant’s monthly basic compensation towards the purchase of Common Shares by way of payroll deductions. The Corporation will contribute an additional amount equal to 50% of the aggregate of all moneys contributed by the participant. Moneys contributed by the participant and the Corporation are held by an administrator who purchases Common Shares from the Corporation at the market price thereof on the Toronto Stock Exchange (the “TSX”) at the end of the month in question, and maintains an account for each participant. A maximum of 8,000,000 Common Shares, representing approximately 2.8% of the issued and outstanding Common Shares as of December 31, 2009, may be purchased by participants in the ESPP. As of December 31, 2009, 1,179,423 Common Shares have been issued pursuant to the ESPP, representing 0.41% of the issued and outstanding Common Shares.

Retirement Allowance – The Corporation contributes annually an amount equal to 6% of the annual base salary of each executive officer (with the exception of Mr. Guimond, discussed below) to a retirement savings plan identified by the individual, up to the relevant annual RRSP limit. The value of this retirement allowance for each Named Executive Officer is contingent on the salary level of such individual in the relevant year. With respect to Mr. Guimond, there is an Australian statutory requirement to contribute 9% of his annual base salary towards a retirement fund.

Personal Benefits –The Corporation provides a standard benefits package to its executive officers in order to aid in the retention of executive talent. The Corporation does not provide to its executives other forms of compensation generally referred to as perquisites (e.g., cars, club memberships, loans).

Annual Compensation Review Process

Prior to making its recommendations to the Board regarding executive compensation, the Compensation Committee conducts an annual assessment of each Named Executive Officer based upon its review of individual performance with reference to pre-established personal performance objectives, comparison to peer group, ability, and (for each officer other than the CEO) the CEO’s recommendation. The CEO’s subjective assessment of the performance of the senior executives also factors in pre-established personal performance objectives, as well as the individual’s contribution to achievement of the Corporation’s strategic and operational objectives. Similarly, the Compensation Committee’s assessment of the CEO’s performance is based on its subjective assessment, with reference to the CEO’s pre-established personal performance objectives, comparison to peer group, ability, and contribution to achievement of the Corporation’s strategic and operational objectives.

Role of the Corporate Governance and Compensation Committee - The Compensation Committee assists the Board in establishing key compensation policies and on an annual basis makes recommendations to the Board with respect to the compensation of the Corporation’s senior executives based on internal deliberations following consultation with other members of the Board, and, where deemed appropriate, external consultants. Although objective criteria are reviewed, the Corporation has not historically applied formal objectives or set formulae in order to determine executive compensation. The Corporation has a small group of executive officers, and the Compensation Committee’s recommendations regarding salary levels, bonuses, option grants and other elements of compensation reflect the Compensation Committee’s views as to the broad scope of responsibilities of the Corporation’s executive officers and the Compensation Committee’s subjective assessment of their significant impact on the Corporation’s overall success. In accordance with its Charter, the Compensation Committee undertakes the following on an annual basis:

(a)	Evaluates the CEO’s performance in light of pre-established performance objectives, and reports its conclusions to the Board;
(b)	Reviews the CEO’s compensation and, in the Compensation Committee’s discretion, recommends any changes to the Board for consideration;
(c)	Reviews the CEO’s recommendations for the senior executives’ compensation and, in the Compensation Committee’s discretion, recommends any changes to the Board for consideration;
(d)	Reviews directors’ compensation and, in the Compensation Committee’s discretion, recommends any changes to the Board for consideration;
(e)

Reviews senior executives’ employment agreements, including provisions relating to involuntary termination without cause, and termination following a change of control and, in the Compensation Committee’s discretion, recommends any changes to the Board for consideration; and

(f)	Ensures that compensation policies for the Chief Executive Officer and the senior executives:
	(i)	properly reflect their respective duties and responsibilities;
	(ii)	are competitive in attracting, retaining and motivating people of the highest quality;
	(iii)	align the interests of the CEO and other senior executives with those of shareholders;
	(iv)	are based on established corporate and individual performance objectives; and
	(v)	appropriately include short and long-term performance incentives.

Role of the CEO - The CEO plays a role in executive compensation decisions through making recommendations to the Compensation Committee regarding executive officer base salary adjustments, annual bonuses and options. The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make recommendations with respect to his own compensation.

Role of the Compensation Consultant - The Compensation Committee may at its discretion engage an external compensation consultant to provide market data on executive and director compensation and a technical analysis of the market data in light of the Corporation’s compensation plans and practices. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by any such external consultant.

Benchmarking - The Compensation Committee considers industry executive compensation information to ensure that the Corporation’s compensation approach and structure is appropriate and reflects compensation trends in the market place. Generally, executive compensation has been designed to be competitive with the levels offered by companies comparable to Northgate in terms of size, assets and stage of development within the international gold mining industry. While not a rigid requirement, the Board has established this target range in recognition of the fact that the market for executive talent in the mining industry is exceptionally competitive and that the Corporation must have superior talent in order to accomplish its strategic objectives. This benchmarking is done with respect to each of the key elements of Northgate’s compensation program (base salary, annual bonus and share options), as well as the compensation of individual Named Executive Officers where job descriptions are sufficiently similar.

Compensation Recommendations for 2009

For 2009, the Compensation Committee quantified and reviewed all elements of the compensation of the Corporation’s Named Executive Officers as set forth in the Summary Compensation Table, below, including base salary, annual bonus, accumulated realized and unrealized share option gains, and the incremental cost to the Corporation of all other compensation and benefits. The Compensation Committee also quantified and reviewed the projected payouts to the Named Executive Officers resulting from a termination or change of control, including pursuant to the Corporation’s employment agreements with its Named Executive Officers and the Option Plan. The Compensation Committee also retained the services of an external independent consultant to advise the Compensation Committee on compensation related matters, including the development of competitive compensation strategies. The Compensation Committee reviewed all of this information to ensure that it had a complete understanding of each element of the compensation arrangements in effect for the executive officers, including an understanding of the “total” current executive compensation including future commitments.

The Board believes that the total compensation packages of the Corporation’s executive officers are appropriate in light of the Corporation’s overall performance during 2009 and the significant value each executive officer brings to the Corporation. The compensation levels of Messrs. Stowe, Douglas, Rockingham, MacPhail and Guimond reflect the Board’s view that the leadership and other qualifications and capabilities of these officers are key to the Corporation’s continued success in achieving its strategic objectives (both short and long term). Each of the Named Executive Officers brings extraordinary skills and value to the Corporation and its shareholders, and the Board believes their respective compensation arrangements recognize those skills and their contributions to the continued growth and development of the Corporation.

As noted above, the Board manages various elements of compensation so that the total package (at target performance levels) aggregates approximately to the median for comparable companies. Within total target compensation, in 2009 the Board generally sought to balance the target compensation components at 65% short-term cash compensation (including salary and incentive bonus) and 35% long-term equity compensation (share options). Besides base salary and the retirement allowance, all other compensation is at-risk, which means that the bulk of the total compensation package is at-risk and tied to the Corporation’s performance and personal performance for the Named Executive Officers. The Board believes that the percentage of compensation tied to the Corporation’s performance should increase at more senior levels.

The target range stated above is intended to be a guideline, and the Board makes its decisions regarding compensation for individual positions within the context of market practices based on several factors. Other factors such as an individual’s performance, tenure and experience, the performance of the Corporation overall, any retention concerns and the individual’s historical compensation, including in comparison to peers in comparable positions, impact the decision-making process. The Compensation Committee does not weigh any of these factors more heavily than others and does not use any formula to assess these factors, but rather considers each factor in its judgment and at its discretion prior to making its recommendations to the Board.

Base Salaries – Prior to making its recommendations to the Board regarding salaries of the Named Executive Officers, the Compensation Committee reviewed the report of the external consultant, mining and general industry benchmark data and, for Named Executive Officers other than the Chief Executive Officer, consulted with the Chief Executive Officer regarding individual performance. It also considered individual performance, tenure and experience, the performance of the Corporation overall, any retention concerns and the individual’s historical compensation.

Differentiation in the salaries and other components of compensation between Named Executive Officers reflects the varying scope and responsibility for each particular position as reflected in the report of the external consultant as well as industry benchmark survey data. The Board has not adopted a policy with regard to the internal relationship of compensation among the Named Executive Officers or other employees. The salaries for the Named Executive Officers for 2009 are shown in the salary column of the Summary Compensation Table on page 15.

Cash Bonus Awards – Prior to making its recommendations to the Board regarding both bonus target for 2010 and the percentage of bonus target award for 2009, the Compensation Committee assessed each Named Executive Officer in terms of his achievement of personal performance objectives, contributions towards attaining the Corporation’s strategic objectives, the report of the external compensation consultant and the industry benchmarking data, with a view to having the overall compensation package for each executive meet the objectives of Northgate’s executive compensation program. In the cases of the Named Executive Officers other than the Chief Executive Officer, the Compensation Committee also considers recommendations from the Chief Executive Officer regarding bonuses. The Compensation Committee’s recommendations for bonuses for 2009 were based on the foregoing criteria rather than the product of an established formula. The Compensation Committee has established a formula, approved by the Board, which will be relevant to determinations of bonus awards in 2010, which contemplates factoring in performance of the market price of the Common Shares in relation to a specified peer group of companies. The bonuses for the Named Executive Officers for 2009 are shown in the “Non-Equity Incentive Plan Compensation Plan - Annual Incentive Plan” column of the Summary Compensation Table on page 15.

Share Option Awards – Share option grants reward executives for growth in the value of the Common Shares over the long term. The value of Common Share options is contingent on the relationship of the trading price of Common Shares at the time of exercise to the grant price, and therefore share price at the time of exercise will impact total compensation. Prior to making its recommendations to the Board regarding option grants, the Compensation Committee reviewed the report of the external consultant as well as mining and general industry benchmark data and, for Named Executive Officers other than the Chief Executive Officer, consulted with the Chief Executive Officer regarding individual performance. Grants to individual executives varied based on an assessment of individual performance, at the Board’s discretion. The grant date fair values of share options granted to the Named Executive Officers in 2009 are shown in the option-based awards column of the Summary Compensation Table on page 15.

Performance Graph

The above chart compares the cumulative shareholder return (CSR) on $100 invested in Common Shares on December 31, 2004 with the equivalent cumulative value invested in the Toronto Stock Exchange Composite Index for the same period. The chart also shows a comparison between the investment values and the trend in aggregate executive compensation for the NEOs in each reported year, using $100 of total compensation as a base point. For purposes of the above chart, NEO executive compensation includes base salary, annual short-term incentive payment (cash bonus) and the amounts included in the “All Other Compensation” column of the Summary Compensation Table on page 15, below for the Named Executive Officers in each reported year. Through 2007, the Corporation’s trend in executive compensation increased in concert with the improvements in the Corporation’s CSR and improvements in the equity markets in general. The CSR on the Common Shares in 2008 however, particularly in the fourth quarter, trended in correlation with global equity markets as the world economy struggled with an unprecedented credit and liquidity crisis. In January of 2009, the Board demonstrated its commitment to the Corporation’s philosophy of alignment of compensation with Corporation performance as it elected to freeze salaries of each of the Chief Executive Officer, the Chief Financial Officer and the other Named Executive Officers at 2008 levels (0% increase), and to reduce bonus awards below target levels. In 2009, executive compensation trended upward in correlation with the Corporation’s improved performance in achievement of its strategic objectives, including the significant improvement in creation of sustainable shareholder value, as reflected in the performance graph set forth above.

Option Based Awards

Share Options – As noted above, Common Share options are a variable component of compensation, the granting of which is determined by the Board following its receipt of the recommendation of the Compensation Committee. The Compensation Committee bases its recommendation on its assessment of the Corporation’s performance, relative shareholder return, the value of similar incentive awards to executive officers at comparable companies and previous option awards to such officers in past years. Additional factors relevant to these considerations include achievement of sustained, long-term profitability and other identified corporate objectives as well as the executive officer’s individual responsibilities. Share options also provide a focus on share price performance and facilitate executive ownership of Common Shares. Pursuant to the terms of the Option Plan, a maximum of 14,000,000 Common Shares may be granted to directors, officers and employees of the Corporation or its subsidiaries, which represents approximately 4.8% of the Corporation’s total issued and outstanding Common Shares as at December 31, 2009. The price at which options may be granted is the price at which the last recorded sale of a board lot of Common Shares took place on the TSX during the trading day immediately preceding the date of granting the option or, if there was no such sale, the weighted average trading price on the TSX for the Common Shares for the five trading days immediately preceding the date of granting the option. Options may be granted for a period of not less than 7 years with vesting of 20% on the date of the grant and 20% each year thereafter to be 100% vested after 4 years. No option shall be exercised after the employment of the option holder ceases with the Corporation or its subsidiaries, subject to certain limited exceptions. Options shall not be granted to an individual if such options, together with all other options then held by such individual, would upon exercise result in the issue to such individual of more than 5% of the Common Shares then outstanding. No options granted under the Option Plan are assignable otherwise than by testamentary disposition or pursuant to the laws of succession. Under no circumstances will any option be re-priced, backdated, replaced, extended or otherwise altered, including, without limitation, so as to improve the value of any “out of the money” options. Any amendment to the Option Plan or options granted will not become effective until regulatory and shareholder approval has been received. As of December 31, 2009, options to purchase 1,245,900 Common Shares had been exercised, representing 0.43% of the issued and outstanding Common Shares, and options to purchase 6,325,850 Common Shares were outstanding under the Option Plan, representing 2.18% of the issued and outstanding Common Shares.

Executive Compensation

2009 Summary Compensation Table

The following table details the compensation of the Named Executive Officers for each of the last three fiscal years of the Corporation.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(5)	Total Compensation ($)
					Annual Incentive Plans(2)	Long-term Incentive Plans
Kenneth G. Stowe President and CEO	2009 2008 2007	560,000 560,000 480,000	n/a	961,294 202,993 495,157	336,000 252,000 288,000	n/a	n/a	36,714 34,772 30,917	1,894,008 1,049,765 1,294,074
Jon A. Douglas Chief Financial Officer	2009 2008 2007	290,000 290,000 250,000	n/a	267,026 57,998 141,474	130,500 81,000 100,000	n/a	n/a	22,757 22,252 19,729	710,283 451,250 511,203
Peter MacPhail Chief Operating Officer	2009 2008 2007	300,000 300,000 240,000	n/a	320,431 72,497 176,842	165,000 112,500 96,000	n/a	n/a	22, 573 27,601 19,150	808,004 512,598 531,992
Chris Rockingham VP, Business Development & Exploration	2009 2008 2007	220,000 220,000 220,000	n/a	267,026 57,998 -	88,000 49,500 50,000	n/a	n/a	20,414 19,639 18,658	595,440 347,137 288,658
Luc Guimond Executive General Manager	2009 2008 2007	213,210(4) 189,045(3) 150,000	n/a	213,621 57,998 141,474	85,106(4) 60,900(3) 45,000	n/a	n/a	45,874 35,737 12,438	557,811 343,680 348,912

(1)

The grant date fair value of the share option awards are determined in accordance with 3870 of the CICA Handbook (accounting fair value) using a Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 15 to our consolidated financial statements for the fiscal year ended December 31, 2009.

(2)	Comprised of cash bonus, forming part of 2009 compensation of the Named Executive Officer in question.

(3)

A portion (A$179,027) of Luc Guimond’s 2008 base salary was earned in Australian currency, while the remainder (C$27,885) was earned in Canadian dollars. For purposes of the above table, the Australian portion of Mr. Guimond’s salary was converted to C$161,160 using the 2008 annual average rate of 1.110864 (per Bank of Canada), while Mr. Guimond’s bonus of A$75,000 was converted using the March 1, 2009 Bank of Canada rate of 1.2315 to C$60,900.

(4)

2009 bonus of A$90,000 was converted using the February 1, 2010 Bank of Canada rate of 1.0575 to C$85,106. 2009 salary of A$225,000 was converted using the January 4, 2010 bank of Canada rate of 1.0553 to C$213,210.

(5)

The amounts appearing in the “All Other Compensation” column in the above table are, in each case, comprised of: (a) the amount received by the NEO in the form of the Corporation’s annual contribution to their retirement savings plans, equal to 6% of such NEO’s annual base salary (up to the maximum RRSP allowed); (b) the amount paid by the Corporation in the relevant year towards matching 50% of the annual value contributed by an NEO toward ESPP Common Share purchases (which NEO contribution may not exceed 5% of the contributing NEO’s salary for the relevant year); and (c) the annual payment by the Corporation in respect of key man medical insurance premiums on behalf of the Named Executive Officers, which in 2009 was as follows: Ken Stowe - $1,714; Jon Douglas - $1,007; Chris Rockingham - $1,714; Peter MacPhail - $1,007; Luc Guimond - $906. The amount noted under “all other compensation” for Luc Guimond for 2009 (during which he worked in Australia) includes an RRSP amount of A$20,250 and a foreign living allowance of A$26,400.

Incentive Plan Awards

The table below provides details with respect to stock options granted to the NEOs under the Option Plan.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Kenneth G. Stowe President and CEO	175,000 250,000 300,000 300,000 350,000 350,000 450,000	2.88 1.79 2.60 4.07 2.97 1.03 3.55	Feb. 25, 2011 Jan. 28, 2012 Feb. 23, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017	63,000 362,500 192,000 - 94,500 773,500 -	n/a	n/a
Jon A. Douglas Chief Financial Officer	44,000 100,000 100,000 100,000 100,000 100,000 125,000	2.88 1.79 2.60 4.07 2.97 1.03 3.55	Feb. 25, 2011 Jan. 28, 2012 Feb. 23, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017	15,840 145,000 64,000 - 27,000 221,000 -	n/a	n/a
Peter MacPhail Chief Operating Officer	30,000 80,000 100,000 100,000 125,000 125,000 150,000	2.21 1.79 2.60 4.07 2.97 1.03 3.55	May. 25, 2011 Jan. 28, 2012 Feb. 23, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017	30,900 116,000 64,000 - 33,750 276,250 -	n/a	n/a
Chris Rockingham VP, Business Development & Exploration	60,000 60,000 100,000 100,000 100,000 125,000	2.88 1.79 2.60 4.07 1.03 3.55	Feb. 25, 2011 Jan. 28, 2012 Feb. 23, 2013 Jan. 16, 2014 Jan. 13, 2016 Jan. 8, 2017	21,600 87,000 64,000 - 221,000 -	n/a	n/a
Luc Guimond, Executive General Manager	75,000 35,000 100,000 100,000 100,000	3.85 4.07 2.97 1.03 3.55	Jul. 21, 2013 Jan. 16, 2014 Feb. 08, 2015 Jan. 13, 2016 Jan. 8, 2017	- - 27,000 221,000 -	n/a	n/a

(1)	Share options vest 20% per year over a four year period beginning on the date of grant.

Incentive plan awards – value vested or earned during the year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Kenneth G. Stowe President and CEO	330,400	n/a	336,000
Jon A. Douglas Chief Financial Officer	106,800	n/a	130,500
Peter MacPhail Chief Operating Officer	112,650	n/a	165,000
Chris Rockingham VP, Business Development & Exploration	80,400	n/a	88,000
Luc Guimond, Executive General Manager	66,280	n/a	85,106(2)

(1)

This represents the aggregate dollar value that would have been realized if the options had been exercised on their vesting date, being the difference between the market price of the underlying securities at exercise and the exercise price of the options under the options on the vesting date.

(2)	Comprised of cash bonus, awarded at the discretion of the Board forming part of 2009 compensation of the Named Executive Officer in question.

Defined Benefit and Defined Contribution Plans

The Named Executive Officers do not participate in any defined benefit, actuarial pension plan or any other post-retirement supplementary compensation plans. Executive officers receive an annual contribution to their personal retirement savings plans equal to 6% of annual base salary (up to the maximum RRSP allowed).

Potential Payments on Termination or Change of Control

The Corporation recognizes that the potential for a change of control can create uncertainty for its employees that may result in loss or distraction of executives during a critical period. As a result, the Corporation included in the employment agreements of each of its Named Executive Officers (with the exception of Mr. Guimond) provisions designed to retain executives and their critical capabilities to enhance and protect the best interests of the Corporation and its shareholders during an actual or threatened change-of-control situation. The Board, based on the recommendation of the Compensation Committee, has determined that the level of benefits in such change of control provisions is competitive within the mining industry and is appropriate to motivate and retain key executives during an actual or threatened change of control.

The Corporation’s employment agreements with each of its Named Executive Officers (with the exception of Mr. Guimond) provide that in the event the officer terminates his employment due to a material change in his titles or responsibilities, a material reduction in his annual base salary or benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, he shall be entitled to the following payments: an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination; an amount equal to 1 times (with the exception of Mr. Stowe, who shall receive 2 times) the average bonus he was paid over the 3 year period immediately preceding his termination; and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit. In addition, the Corporation shall maintain his benefits (including short-term disability, long-term disability, life insurance and accidental death and dismemberment insurance benefits) for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The amounts of estimated potential payments on termination or change of control that the Board, based on the recommendation of the Compensation Committee, approved for the Named Executive Officers are shown in the Potential Payments on Change of Control or Termination table, below.

Accelerated Vesting of Stock Options – The Option Plan provides that if a change of control occurs, all outstanding and unvested options will be accelerated so as to become vested, whereupon such option may be exercised in whole or in part by the optionee.

Potential Payments on Termination or Change of Control(1)

	Estimated payment in lieu of 24 month’s salary(2) ($)	Estimated Payment in lieu of bonus(3) ($)	Estimated Payment in lieu of Retirement Allowance(4) ($)	Options (Unvested and Accelerated) (5) ($)	Total Estimated Payment on Termination or Change of Control ($)
Kenneth G. Stowe President and CEO	1,120,000	584,000	42,000	Nil	1,746,000
Jon A. Douglas Chief Financial Officer	580,000	103,833	34,800	Nil	718,633
Peter MacPhail Chief Operating Officer	600,000	124,500	36,000	Nil	760,500
Chris Rockingham VP, Business Development & Exploration	440,000	62,500	26,400	Nil	528,900

(1)

The Corporation has entered into employment contracts with each of Messrs. Stowe, Douglas, MacPhail and Rockingham which set out, among other things, the termination and change of control benefits for the respective NEO and the triggers therefor. While Mr. Guimond has also entered into an employment agreement with Northgate, it does not include similar termination and change of control benefits. For purposes of the above table, “termination” is deemed to include (a) termination by the officer of his employment due to a material change in his titles or responsibilities, (b) termination by the officer of his employment due to a material reduction in his annual base salary or benefits, (c) termination of the officer’s employment by the Corporation without just cause, or (d) termination of the officer’s employment upon a change of control of the Corporation.

(2)

Each of the employment contracts with Messrs Stowe, Douglas, MacPhail and Rockingham provides that the applicable Named Executive Officer is entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination.

(3)

Mr. Stowe’s employment agreement provides that he shall receive an amount equal to 2 times the average bonus he was paid over the 3-year period immediately preceding his termination. The employment agreement of each of Messrs Stowe, Douglas, MacPhail and Rockingham provides that the applicable NEO is to receive an amount equal to 1 times the average bonus he was paid over the 3-year period immediately preceding his termination.

(4)

Each of the employment agreements with each of Messrs Stowe, Douglas, MacPhail and Rockingham provides that the applicable Named Executive Officer is entitled to receive an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the applicable RRSP limit.

(5)

The value of unvested and accelerated options is calculated by multiplying the number of Common Shares underlying unvested options by the closing price of a Common Share of as of December 31, 2009, and then deducting the aggregate exercise price of these options.

Director Compensation

Director Compensation Table

Name	Fees Earned ($)	Share Based Awards ($)	Option Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Mark Daniel(1)	42,742	n/a	184,779(5)	n/a	n/a	n/a	227,521
Terrence A. Lyons	135,000	n/a	160,216	n/a	n/a	n/a	295,216
Paul J. Dowd	57,000	n/a	128,173	n/a	n/a	8,972(3)	194,145
Richard J. Hall	54,000	n/a	128,173	n/a	n/a	n/a	182,173
Conrad Pinette	67,500	n/a	128,173	n/a	n/a	n/a	195,673
Patrick D. Downey	72,000	n/a	128,173	n/a	n/a	n/a	200,173
Douglas P. Hayhurst	75,000	n/a	128,173	n/a	n/a	n/a	203,173
C. William Daniel, O.C. (4)	18,758	n/a	Nil	n/a	n/a	n/a	18,758

(1)	Appointed to Board effective May 8, 2009.

(2)

The grant date fair value of the share option awards are determined in accordance with 3870 of the CICA Handbook (accounting fair value) using a Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 15 to our consolidated financial statements for the fiscal year ended December 31, 2009.

(3)

Mr. Dowd’s Director Fee with respects to Northgate’s Australian subsidiary of A$10,000 was converted to $8,972 using the quarterly average rate in each quarter when the payment was processed. (Q1: 0.8268, Q2:0.8872, Q3:0.9143, Q4:0.9604, per Bank of Canada).

(4)	Resigned from Board effective May 8, 2009.

(5)

In addition to the options granted to all members of the Board of Directors in January 2010 as part of their compensation for their respective contributions in 2009, 50,000 options were granted to Mark Daniel in May 2009 upon his election to the Northgate Board of Directors.

Non-executive directors of the Corporation received an annual retainer of $30,000 and, for each Board and committee meeting attended, whether in person or by conference call, a fee of $1,500 per meeting. Each committee chairperson received an additional annual retainer of $6,000, with the exception of the Audit Committee chairperson, who received an additional annual retainer of $12,000. An annual retainer of $135,000 was paid to the Chairman of the Board. The Chairman does not receive any other fees, including meeting attendance fees. Mr. Stowe, who is an officer of the Corporation, does not receive any fees for serving as a director. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Corporation business. Directors were also granted options pursuant to the Option Plan. All director compensation is included in the table above. There were no changes to the director compensation structure for fiscal 2009.

COMMITTEES OF THE BOARD

There are currently four standing committees of the Board: the Corporate Governance and Compensation Committee, the Audit Committee, the Finance Committee and the Health, Safety and Environment Committee. Committee members are appointed by and comprised exclusively of members of the Board and are currently all independent of management. The roles and responsibilities of each Committee are set out in its Board approved written Charter, which Charter is reviewed annually by the relevant committee and the Corporate Governance Committee. The mandates of the Committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Corporation. The Chairman of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which elects its own Chairman annually). Each Committee Charter includes a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and providing leadership to the Committee and assisting it in reviewing and monitoring its responsibilities. Each Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which the members of the Committee meet in the absence of management. Each Committee’s mandate grants it authority to retain and terminate legal or other advisors to the Committee. A copy of the Charter for each of the Committees is posted on Northgate’s website at www.northgateminerals.com.

Corporate Governance and Compensation Committee

The mandate of the Corporate Governance and Compensation Committee is to assist the Board in monitoring, reviewing and approving Northgate’s corporate governance and compensation policies and practices, identifying individuals qualified to become members of the Board and evaluating the functioning of the Board and its Committees on an annual basis.

The Committee regularly reviews Northgate’s corporate governance practices and policies and, where appropriate, makes recommendations to the Board for changes thereto. The Committee is responsible for the Corporation’s response to National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators and the NYSE Amex corporate governance standards and for reviewing and approving the annual disclosure relating to such guidelines and standards. In considering nominees to the Board of Directors the Committee considers the size, composition and operation of the Board and reviews the independence, skills, qualifications and experience of candidates prior to making a recommendation to the Board. The Committee also annually reviews and assesses the size, composition and responsibilities of all Board Committees with a view to making recommendations to the Board regarding membership and Chairpersons. The Committee oversees annual evaluations of the functioning of the Board, its Committees and individual directors and reports on such evaluations to the full Board.

The Committee’s role and responsibilities relating to compensation include developing an executive compensation strategy, reviewing and appraising the performance of the Corporation’s senior executives, and reviewing the adequacy and form of the compensation of the Corporation’s senior executives in light of such performance and compensation strategy. In particular, the Committee reviews and makes recommendations to the Board with respect to the personal and corporate objectives relevant to the compensation of the CEO, evaluates the performance of the CEO in light of such objectives, and recommends to the Board the compensation level of the CEO based on this evaluation. The Committee is also responsible for reviewing and making recommendations to the Board with respect to senior executive compensation and with respect to succession planning for the CEO and other senior executives. The Committee also reviews the remuneration of the Corporation’s directors annually to ensure that it properly reflects the responsibilities associated with being an effective director. The Charter of the Committee grants it authority to retain and terminate any compensation consulting firm to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consulting firms.

In 2009 the Committee undertook several major initiatives. In relation to its review and assessment of the performance of the Corporation’s senior executives, including in connection with executive compensation recommendations, the Committee oversaw development of revised personal performance objectives as well as a new target bonus structure for such senior officers, in part so as to further align the interests of the senior officers with the Corporation’s current strategic objectives. The Committee also worked closely with management to improve transparency for shareholders around the Corporation’s executive compensation strategy, both by assisting in preparation of the Corporation’s 2009 Compensation Discussion & Analysis (“CD&A”) in accordance with the new legislative requirements and in formalizing a simplified description of the Corporation’s Executive Compensation Program. In 2009, the Committee also oversaw the updating of the corporate governance policy framework of the Corporation in light of current recommended best practices, including through updating the Board of Directors mandate, the Charters for each of the Committees of the Board, the Corporation’s corporate governance guidelines, and Position Descriptions for each of the Chief Executive Officer and the Chairman of the Board of Directors. The Committee also undertook development of a Strategic Planning Process that was formally adopted by the Board, and, pursuant thereto, assisted the board in development of the Corporation’s 2010 Strategic Plan, including renewed statements on corporate vision, mission and values.

The Committee is comprised of three independent directors: Mark Daniel (Chairman), Richard Hall and Paul Dowd. There were two meetings of the Committee during 2009. All of the members of the Committee attended all of the meetings held in 2009 while they were members.

Audit Committee

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Corporation’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Committee oversees the Corporation’s practices with respect to preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Northgate. A full description of the responsibilities of Northgate’s Audit Committee is set forth in its Charter, a copy of which is available at www.northgateminerals.com.

All members of the Audit Committee are financially literate and audit committee financial experts, in accordance with applicable laws. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Corporation. In considering criteria for determination of accounting or related financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

In addition to effectively discharging its responsibilities pursuant to its mandate, the Audit Committee also undertook several new initiatives in 2009. Among these was the oversight of development of a comprehensive risk management framework for the Corporation, including the allocation of area-specific risk responsibility to the respective committees of the Board. Also in relation to the risk management element of its role, the Committee oversaw revisions to the Corporation’s fraud policy, which was ultimately approved by the Board. The Committee also continued its oversight of the Corporation’s IFRS conversion process, part of which is an education element for which the Committee has assumed a leadership role. The Committee also adopted a new framework for review of the performance of the Corporation’s external auditors, and continued oversight of development of internal control framework for the Corporation’s Australian subsidiaries. Finally, the Committee updated its Charter so as to ensure its alignment with applicable legislation and current recommended best practices.

The Audit Committee currently consists of three independent directors: Douglas Hayhurst (Chairman), Conrad Pinette and Patrick D. Downey. There were seven meetings of the Audit Committee during 2009. All of the members of the Committee attended all of the meetings held in 2009 while they were members.

Health, Safety and Environment Committee

The mandate of the Health, Safety and Environment Committee is to oversee Northgate’s environmental and health and safety performance at all projects and properties of the Corporation, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of environmental and health and safety matters to the Board. The Committee also oversees the development and implementation of the Corporation’s policies and practices on environmental, health, safety and community matters in light of applicable laws and recommended best practices in the various jurisdictions in which the Corporation conducts its operations. To achieve this, the Committee regularly reviews Northgate existing programs to ensure that they minimize or prevent the effects of Northgate’s operations on the environment, and monitors their effectiveness. It also reviews the measures implemented, and key resources committed to, developing a positive relationship with the communities impacted by Northgate’s operations, including economic development and community growth. The Committee strives to ensure that the individuals employed in its areas of focus from each jurisdiction in which the Corporation operates communicate regularly and effectively with one another such that the value of their respective experiences and expertise are optimized.

In 2009 the Committee continued to emphasize the importance of a consistent and principled approach to the Corporation’s environmental, health, safety and community practices through facilitating effective communication and sharing of resources and information among each of the mines and development projects in the various jurisdictions in which the Corporation conducts its operations. To that end, the Committee oversaw the creation of a management sub-committee with appropriate representation from each of the Corporation’s projects and operations, with each of the members having familiarity with the environmental, health, safety and community principles and practices of each of their respective sites. This management sub-committee is intended to optimize ongoing co-operation between the sites with respect to development and implementation of the Corporation’s environmental, health and safety policies. The Committee also committed in 2009 to a comprehensive review and, where appropriate, refinement of, the Corporation’s existing crisis management policies, disaster response policies and risk management policies, in each case as they pertain to environmental, health and safety matters. Finally, the Committee updated its Charter so as to ensure its alignment with applicable legislation and current recommended best practices.

The Health, Safety and Environment Committee currently consists of three independent directors: Paul Dowd (Chairman), Mark Daniel and Conrad Pinette. There were two meetings of the Health, Safety and Environment Committee during 2009, both of which were attended by all members of the Committee.

Finance Committee

In 2009, the newly-formed Finance Committee assumed the roles and responsibilities previously allocated to each of the Corporation’s Hedging Committee and Mergers and Acquisitions Committee. The mandate of the Finance Committee is to assist the Board in fulfilling its oversight responsibilities with respect to Northgate’s financial policies and strategies, major financing activities and other major transactions and certain financial risk management practices. To this end, the Committee monitors and reviews the financial structure and investment programs of the Corporation, and advises management regarding Northgate’s financial strategy in view of Northgate’s current and future capital and operating plans and budgets, capital structure, interest rate and foreign currency exposures. The Committee advises management on financial risks arising from Northgate’s exposure to changes in commodity prices, interest rates, foreign currency exchange rates and credit, including by advising on any proposed hedging of such exposures, and authorizes policies for entering into investments and for reviewing and assessing execution of such investment strategies. The Committee also advises management on (i) acquisition, investment and divestiture strategies and opportunities and, where applicable, the method for financing proposed major acquisitions or investments, (ii) proposed major financing activities such as issues of equity or debt securities, and (iii) credit facilities with banks and others and other major credit arrangements such as capital and operating leases.

In 2009 the Committee developed its inaugural Charter reflecting its role and responsibilities as delegated by the Board, with a view to adopting current recommended best governance practices and complying with applicable legislation. The Committee played a key oversight role in 2009 in relation to (i) the merger and acquisition related activities of the Corporation during the year, in particular where the Corporation entered into advanced discussions in contemplation of potential material transactions, (ii) review and assessment of financing alternatives for the Corporation’s Young-Davidson project, (iii) the public equity offering completed in the third quarter of 2009 and (iv) monetization of a significant portion of the Corporation's copper forward position.

The Finance Committee is comprised of four independent directors: Patrick D. Downey (Chairman), Douglas Hayhurst, Richard Hall and Paul Dowd. There were two meetings of the Finance Committee during 2009. All of the members of the Committee attended all of the meetings held in 2009 while they were members.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Corporation, no proposed director of the Corporation, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITORS

KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditors of the Corporation at remuneration to be fixed by the directors.

Certain information regarding the Audit Committee, including the fees paid to the Corporation’s auditors in the last financial year, that is required to be disclosed in accordance with National Instrument 52-110 Audit Committees of the Canadian Securities Administrators’ (“NI 52-110”), which prescribes certain requirements in relation to audit committees, is contained in the Corporation’s annual information form for the year ended December 31, 2009, an electronic copy of which may be obtained on SEDAR at www.sedar.com.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and officers of the Corporation or its subsidiaries.

CORPORATE GOVERNANCE

The Canadian Securities Administrators’ National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”) set forth the corporate governance guidelines and disclosure policies of the TSX. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NI 58-201 provides guidance on corporate governance practices. A full description of the corporate governance practices of the Corporation with respect to NI 58-101 and NI 58-201 is set out in Schedule A to this Information Circular.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is included in the Corporation’s 2009 Annual Report which includes the audited comparative financial statements and management discussion and analysis for the year ended December 31, 2009 and the accompanying auditors’ report. Copies of the Annual Report, as well as additional copies of this Information Circular, may be obtained on SEDAR or upon request from the Corporation at 406 - 815 Hornby Street, Vancouver, British Columbia, V6Z 2E6.

APPROVAL OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

                    DATED at Vancouver, British Columbia, this 31st day of March, 2010.

/s/ Terrence A. Lyons
TERRENCE A. LYONS
Chairman of the Board

SCHEDULE A

NORTHGATE MINERALS CORPORATION
CORPORATE GOVERNANCE COMPLIANCE TABLE

The following table sets out the corporate governance practices of the Corporation with respect to NI 58-101. The Corporation constantly monitors evolving best practices for corporate governance.

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101

1.	Board of Directors

(a) Disclose the identity of the directors who are independent.

The board of directors of the Corporation (the “Board”) has determined that seven of the eight directors are “independent” within the meaning of NI 58-101 and one is not independent. The Board considers that Mark Daniel, Patrick D. Downey, Douglas P. Hayhurst, Paul J. Dowd, Richard J. Hall, Terrence A. Lyons (Chairman of the Board) and Conrad A. Pinette are independent directors.

(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.

The Board considers that Kenneth G. Stowe is not an independent director. Mr. Stowe is not an independent director because of his position as President and Chief Executive Officer of the Corporation (“CEO”). The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries. Kenneth G. Stowe does not meet the meaning of independence as provided in NI 58-101 and was deemed to not be an independent director. More information about each director can be found on page 4 of this Information Circular.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is comprised of eight directors, seven of whom are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors currently serve on the Board of the reporting issuers (or equivalent) listed below:

		Paul J. Dowd	Phoenix Copper Limited Adelaide Resources Ltd. Oz Minerals Limited

		Douglas P. Hayhurst:	Canexus Income Fund Accend Capital Corporation

		Terrence A. Lyons:	Canaccord Financial Inc.
Diamonds North Resources Ltd.
Farallon Resources Ltd.
Polaris Minerals Corporation
Sprott Resource Corp.
TTM Resources Inc.
Reliable Energy Ltd.
EACOM Timber Corporation

		Conrad A. Pinette:	Finning International Inc.
Canfor Corporation
A&W Revenue Royalties Income
Fund
TimberWest Forest Corporation

		Richard J. Hall	Grayd Resources Corporation

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The Corporation’s independent directors meet in camera at the end of each Board meeting without management present. Kenneth G. Stowe, as a member of management and the only director of the Corporation who is not independent, does not participate in these sessions. The sessions are presided over by Terrence A. Lyons, the Corporation’s independent Chairman. The Audit Committee of the Corporation holds in-camera sessions without management present following all of its meetings, and the other Board committees also hold in camera sessions without management present following many of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in camera sessions requiring action on behalf of, or communication to, management are communicated to management by Mr. Lyons or other independent directors. For information about the number of Board and Board committee meetings held during 2009, and director attendance at these meetings, see page 29, below.

(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair, disclose the identity of the independent chair, and describe his role and responsibilities.

The Chairman of the Board, Terrence A. Lyons, is an independent director for purposes of NI 58-101 and is not involved in day-to-day operations of the Corporation. The Board Chair’s responsibilities include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board Committees and the individual Directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board Committee functions to ensure compliance with Northgate’s corporate governance practices; acting as an adviser and confidant to the CEO and other senior officers; and ensuring effective communications between the Board and management.

	(g)	Disclose the attendance record of each director for all Board and committee meetings held since the beginning of the issuer’s most recently completed financial year.

During the fiscal year ended December 31, 2009, the Board held 11 meetings, the Audit Committee held 7 meetings, the Corporate Governance and Compensation Committee held 2 meetings, the Finance Committee held 2 meetings and the Health, Safety and Environment Committee held 2 meetings. Attendance at such meetings by the directors was as follows:

Board
			Mark Daniel	11 of 11
			Paul J. Dowd	11 of 11
			Patrick D. Downey, C.A.	11 of 11
			Richard J. Hall	11 of 11
			Douglas P. Hayhurst, FCA	11 of 11
			Terrence A. Lyons	11 of 11
			Conrad A. Pinette	11 of 11
			Kenneth G. Stowe	11 of 11

Audit Committee
			Patrick D. Downey, C.A.	7 of 7
			Conrad A. Pinette	7 of 7
			Douglas P. Hayhurst, FCA (Chair)	7 of 7

Corporate Governance and
Compensation Committee
			Mark Daniel (Chair)	2 of 2
			Paul Dowd	2 of 2
			Richard Hall	2 of 2

Finance Committee
			Patrick D. Downey, C.A. (Chair)	2 of 2
			Douglas Hayhurst	2 of 2
			Richard Hall	2 of 2
			Paul Dowd	2 of 2

Health, Safety and Environment Committee
			Paul Dowd (Chair)	2 of 2
			Mark Daniel	2 of 2
			Conrad Pinette	2 of 2

2.		Board Mandate Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a written mandate, the full text of which is attached as Schedule B to this Information Circular.

3.	Position Descriptions

(a)

Disclose whether or not the Board has developed position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chairs of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman of the Board of Directors. The position description provides that the Chairman of the Board is to, among other things, provide overall leadership to enhance the effectiveness and performance of the Board; assist the Board, Board Committees and the individual Directors in effectively understanding and discharging their respective duties and responsibilities; oversee all aspects of the Board and Board Committee functions to ensure compliance with Northgate’s corporate governance framework; act as an adviser and confidant to the CEO and other senior officers; and ensure effective communications between the Board and management. The Board Chairman is also required to coordinate and preside at all meetings of the Board and Shareholders, in each case to ensure compliance with applicable law and the Corporation’s governance practices.

The respective roles of the chairperson of each of the Audit Committee, Compensation and Corporate Governance Committee, Finance Committee and Health, Safety and Environment Committee are set forth in the respective Committee Charters. In each case, the primary role of the chair of each Board committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities set out in its Charter.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and CEO have developed a written position description for the CEO. The roles and responsibilities of the CEO include, among other things, providing overall leadership to manage Northgate in the best interests of the Corporation; providing leadership, in conjunction with the Board, in establishing Northgate’s strategic plan, annual business plans and budgets; managing the day-to-day business and affairs of Northgate in accordance with the strategic plan and budget approved by the Board; communicating regularly with the Chairman of the Board and the other Directors to ensure that the Directors are being provided with timely and relevant information necessary to discharge their statutory duties and responsibilities; ensuring that matters requiring decisions by the Board are brought to the Board’s attention in a timely fashion; and hiring, developing and supervising Northgate’s management team, while holding individual officers accountable for their performance.

4.	Orientation and Continuing Education

(a) Briefly describe what measure the Board takes to orient new directors regarding: (i) the role of the Board; and (ii) the nature and operations of the issuer’s business.

The Corporation has a variety of orientation programs in place for new and current directors. All new directors receive a Board Manual containing a record of historical public information about the Corporation, the governance policies of the Corporation including Board Mandate, Committee Charters and Governance Guidelines, minutes from recent meetings of the Board and its Committees and other relevant information. Directors are also afforded the opportunity to visit the Corporation’s operations and receive detailed briefings from management. The Corporate Governance and Compensation Committee is responsible for reviewing and approving orientation and continuing education programs for members of the Board. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Senior management makes regular presentations to the Board on the main areas of the Corporation’s business. Directors are also afforded the opportunity to visit the Corporation’s operations and receive detailed briefings from management. Directors are also encouraged to take professional development courses at the Corporation’s expense.

5.	Ethical Business Conduct

(a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has adopted a code of business conduct and ethics for the Corporation and its subsidiaries. The code of business conduct and ethics has been filed on and is accessible on SEDAR at www.sedar.com and on the Corporation’s website at www.northgateminerals.com. A copy of the code of business conduct and ethics may be obtained, upon request, from the Corporation at 406 – 815 Hornby Street, Vancouver, British Columbia, V6Z 2E6. In order to monitor compliance with the code of business conduct and ethics, the Board requires each officer and director to certify their agreement and compliance with the code of business conduct and ethics on an annual basis. If any material waivers from the code of business conduct and ethics are granted to directors or officers of the Corporation, the Board is required to disclose this in the next ensuing quarterly or annual report on the finances of the Corporation. There was no material change report filed in the financial year ended December 31, 2009 with respect to any conduct of a director or executive officer that constitutes a departure from the code of business conduct and ethics.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation holds information and training sessions to promote compliance with laws, rules and regulations applicable to its business, including insider trading laws. In addition to adopting the Corporation’s code of business conduct and ethics, the Board has adopted the Corporation’s disclosure policy that covers the accurate and timely communication of all material information. This policy is reviewed annually. The disclosure policy can be found on the Corporation’s website at www.northgateminerals.com.

The Audit Committee has adopted a whistleblower policy in according with MI 52-110 to establish procedures for the treatment of complaints received by the Corporation regarding accounting and auditing matters. The whistleblower policy allows employees of the Corporation and its subsidiaries to confidentially report any accounting and auditing concerns they have with respect to the Corporation or its subsidiaries. The whistleblower policy can be found on the Corporation’s website at www.northgateminerals.com.

6.	Nomination of Directors

(a) (b)

Describe the process by which the Board identifies new candidates for Board nomination.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Corporate Governance and Compensation Committee is responsible for proposing new nominees to the Board and its Committees, and is composed entirely of independent directors - Mark Daniel (Chair), Richard Hall and Paul Dowd. In considering nominees to the Board, this Committee considers the size, composition and operation of the Board and reviews the independence, skills, qualifications and experience of candidates prior to making a recommendation to the Board. The Committee also annually reviews and assesses the size, composition and responsibilities of all Board Committees with a view to making recommendations to the Board regarding membership and Chairpersons. The Corporate Governance and Compensation Committee is responsible for the ongoing assessment of the Board, Committees and individual directors. The Charter of the Compensation and Corporate Governance Committee can be found on the Corporation’s website at www.northgateminerals.com.

(c)

If the Board has a nominating committee, describe the responsibilities, powers and independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board does not have a nominating committee. As described above, this role is performed by the Corporate Governance and Compensation Committee, which is comprised entirely of independent directors.

7.	Compensation

	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The process by which the Board determines the compensation for the issuer’s directors and officers is described in detail on pages 8 through 19 of this Information Circular.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Corporate Governance and Compensation Committee is composed entirely of independent directors. Where deemed appropriate by such Committee, it may retain the services of an external independent compensation consultant to assist in the Committee’s analysis of current industry practices in this regard.

	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Corporate Governance and Compensation Committee’s role and responsibilities relating to compensation include developing an executive compensation strategy, reviewing and appraising the performance of the Corporation’s senior executives, and reviewing the adequacy and form of the compensation of the Corporation’s senior executives in light of such performance and compensation strategy. In particular, the Committee reviews and makes recommendations to the Board with respect to the personal and corporate objectives relevant to the compensation of the CEO, evaluates the performance of the CEO in light of such objectives, and recommends to the Board the compensation level of the CEO based on this evaluation. The Committee is also responsible for reviewing and making recommendations to the Board with respect to senior executive compensation and with respect to succession planning for the CEO and other senior executives. The Committee also reviews the remuneration of the Corporation’s directors annually to ensure that it properly reflects the responsibilities associated with being an effective director. The Charter of the Committee grants it authority to retain and terminate any compensation consulting firm to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consulting firms.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In 2009, the Corporate Governance and Compensation Committee retained the services of an external independent compensation consultant, Roger Gurr & Associates, to assist in the Committee’s analysis of current industry practices and trends in executive compensation, with particular regard to the North American mid-tier mining companies.

The Charter of the Corporate Governance and Compensation Committee can be found on the Corporation’s website at www.northgateminerals.com.

8.	Other Board Committees

	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the Audit Committee and the Corporate Governance and Compensation Committee, the Board has a Health, Safety and Environment Committee and a Finance Committee.

The members of the Northgate Health, Safety and Environment Committee are Paul Dowd, Mark Daniel and Conrad Pinette. Each of the members of this Committee are independent directors. The function of the Health, Safety and Environment Committee is explained above at Page 22 of this Information Circular. The Charter of the Committee can be found on the Corporation’s website at www.northgateminerals.com.

The members of the Finance Committee are Patrick D. Downey, Paul Dowd, Douglas Hayhurst and Richard Hall. Each of the members of this Committee are independent directors. The function of the Finance Committee is explained above at Page 22 of this Information Circular. The Charter of the Finance Committee can be found on the Corporation’s website at www.northgateminerals.com.

9.	Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Compensation and Corporate Governance Committee annually evaluates the effectiveness of the Board, committees and individual directors. The Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its Committees. The Chairman of the Corporate Governance and Compensation Committee compiles the responses to the questionnaire to ensure confidentiality, and may also conduct individual director interviews from time to time to complete the assessment prior to reporting back to the Board. Elements of this assessment include the effectiveness of operation of the Board and its Committees, communication between the Board and management and the effectiveness of strategic direction and risk management processes of the Board and Committees. Where deemed appropriate, the Committee recommends changes to enhance the performance of the Board and its Committees.

SCHEDULE B

NORTHGATE MINERALS CORPORATION
MANDATE OF THE BOARD OF DIRECTORS

1. General

The primary responsibility of the Board of Directors (the “Board”) of Northgate Minerals Corporation (the “Corporation”) is to provide governance and stewardship to the Corporation.

Each of the members of the Board shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Corporation and its operations.

The Board will oversee the Corporation’s systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct.

The Board will carry out this mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time): the Corporate Governance and Compensation Committee, the Finance Committee, the Health, Safety & Environment Committee and the Audit Committee.

2. Appointment and Supervision of Management

The Board will:

  Adopt a succession planning process and participate in the selection, appointment, development, evaluation and compensation of the Chief Executive Officer (“CEO”) and other senior officers.

  Satisfy itself, to the extent feasible, as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the Corporation.

  Review and consider for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy.

  Develop and approve position descriptions for each of the Chairman of the Board and the CEO, and measuring the performance of those acting in such capacities against such position descriptions.

3. Strategic Planning, Risk Management

The Board will:

  Adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis.

  Review and approve all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Corporation’s business.

  Review and approve management’s strategic and operational plans to ensure they are consistent with the corporate strategy, and monitor the Corporation’s performance against both short-term and long-term strategic objectives.

  Confirm that a system is in place to identify and manage the principal risks to the Corporation and its business.

  Review management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Corporation policies and accepted practices in the mining industry.

  Confirm that processes are in place to address and comply with applicable regulatory matters as well as all significant policies of the Corporation.

4. Financial Reporting and Management

The Board will:

  Approve the Corporation’s financial statements and review and oversee the Corporation’s compliance with applicable audit, accounting and financial reporting requirements.

  Approve an annual budget.

  Confirm the integrity of the Corporation’s internal control and management information systems.

  Review operating and financial performance results relative to established strategy, budgets and objectives.

  Review and assess the adequacy of the committee charters on an annual basis.

5. Shareholder Communication

The Board will:

  Monitor the effectiveness of the Corporation’s Disclosure Policy, with a view to confirming that management has established a system for effective corporate communications including processes for consistent, transparent, accurate, regular and timely public disclosure in compliance with applicable laws and recommended best practices.

  Report annually to shareholders on the Board’s stewardship for the previous year.

  Determine appropriate criteria against which to evaluate corporate performance against shareholder expectations and confirm that the Corporation has a system in place to receive feedback from shareholders.

6. Corporate Governance

The Board will:

  Establish an appropriate system of corporate governance including practices to permit the Board to function independently of management and non-independent directors.

  Establish committees and approve their respective charters and the limits of authority delegated to each committee.

  Determine Board member qualifications.

  Establish appropriate processes for the regular evaluation of the effectiveness of the Board, its chair, all the committees of the Board and their respective chairs, and all the members of the Board and its committees.

  Approve the nomination of directors.

  Review the adequacy and form of directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

  Meet without management or non-independent directors present.

  Establish a minimum attendance expectation for Board members in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits, and review in advance all the applicable materials for such meetings.

7. Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Northgate, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct Northgate’s business ethically and with honesty and integrity. Policies the Board will adopt include the following:

  Code of Business Conduct and Ethics

  Whistleblower Policy

  Disclosure Policy

  Fraud Policy

  Monetary Authority Limits Policy

  Insider Trading Policy

8. Review of Mandate

The Compensation and Corporate Governance Committee will annually review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration.

Approved by Corporate Governance and Compensation Committee January 11, 2010
Approved by Board of Directors: March 8, 2010

SCHEDULE C

ORDINARY RESOLUTION
ADOPTION AND RATIFICATION OF SHAREHOLDER RIGHTS PLAN

Upon motion, duly proposed and seconded, it was resolved that:

1. The Shareholder Rights Plan (“Rights Plan Agreement”) evidenced by the shareholder rights plan agreement entered into between the Corporation and Computershare Investor Services Inc. as Rights Agent, dated as of March 8, 2010, a copy of which has been attached as Schedule D to the Management Information Circular of the Corporation dated March 31, 2010, be, and it is hereby, adopted and ratified;

2. The making of any revisions to the Rights Plan Agreement as may be required by any stock exchange or by professional commentators on shareholder rights plans to conform the Rights Plan Agreement to shareholder rights plans prevalent for public reporting issuers in Canada, as may be approved by the Chief Executive Officer and the Vice President, General Counsel, is hereby approved;

3. The Rights Plan Agreement, as amended in accordance with paragraph 2, is hereby ratified, confirmed and approved; and

4. Any officer or director of the Corporation be, and each is hereby, authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this Resolution, including compliance with all securities laws and regulations.

SCHEDULE D

SHAREHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

NORTHGATE MINERALS CORPORATION

AND

COMPUTERSHARE INVESTOR SERVICES INC.

Made as of March 8, 2010

SCHEDULE A -	Form of Rights Certificate
Form of Election to Exercise
Form of Assignment

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT is made as of the 8th day of March, 2010

BETWEEN:

NORTHGATE MINERALS CORPORATION, a corporation existing
pursuant to the laws of British Columbia

(the “Corporation”)

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company existing
under the laws of Canada

(the “Rights Agent”)

WHEREAS, the term of the shareholder rights plan agreement of the Corporation, initially adopted by the Board of Directors of the Corporation on March 11, 2004 and subsequently confirmed by shareholders at the annual general and special meetings of the Corporation held on May 14, 2004 and May 4, 2007, respectively, expires on March 11, 2010 (the “Original Rights Plan”);

AND WHEREAS the Board of Directors of the Corporation has determined that it is advisable for and in the best interests of the Corporation to adopt a shareholder rights plan (the “Rights Plan”), to replace the Original Rights Plan;

AND WHEREAS in order to implement the Rights Plan, the Board of Directors of the Corporation has authorized:

(a) the issuance, effective immediately following the Close of Business on March 8, 2010, of one right (a “Right”) in respect of each Common Share outstanding at the Close of Business on March 8, 2010 (the “Record Time”); and

(b) the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation wishes to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and respective covenants and agreements set forth herein, the parties hereby agree as set forth below.

ARTICLE 1
INTERPRETATION

1.1                     Certain Definitions

                           For the purposes of this agreement, including the recitals hereto, the terms set forth below have the meanings indicated.

(a)	“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares, but does not include:

	(i)	the Corporation or any Subsidiary of the Corporation;

	(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

		(A)	a Voting Share Reduction;

		(B)	a Permitted Bid Acquisition;

		(C)	an Exempt Acquisition;

		(D)	a Pro Rata Acquisition; and

		(E)	a Convertible Security Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition and a Convertible Security Acquisition, and thereafter becomes the Beneficial Owner of more than 1.0% of the number of Voting Shares then outstanding in addition to those Voting Shares such Person already holds (otherwise than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition or any combination thereof), then, as of the date that such Person becomes a Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

(iii)

for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(e)(ii)(B) where such disqualification results solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person, unless such disqualified Person during such 10-day period acquires more than 1.0% of the number of Voting Shares then outstanding in addition to those Voting Shares such disqualified Person already holds. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that such Person is making a Take-over Bid, either alone or by acting jointly or in concert with another Person;

(iv)

an underwriter or a member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Corporation; or

(v)

any Person (a “Grandfathered Person”) who is the Beneficial Owner of more than 20% of the Voting Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time, the Grandfathered Person: (1) ceases to own more than 20% of the outstanding Voting Shares; or (2) becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares then outstanding in addition to those Voting Shares such Person already holds (otherwise than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition or any combination thereof).

(b)

“Affiliate”, when used to indicate a relationship with a specified corporation, means a Person that directly, or indirectly, controls, or is controlled by, or is under common control with, such specified corporation.

(c)

“Associate”, when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

(d)	“BCA” means the Business Corporations Act (British Columbia), and the regulations thereunder, and any comparable or successor laws or regulations thereto.

(e)	(i)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(A)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(B)

any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity within 60 days (where such right is exercisable within a period of 60 days, whether or not upon the condition or occurrence of a contingency or the making of one or more payments) upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights) or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, other than:

	(1)	customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities; and

	(2)	pledges of securities in the ordinary course of the pledgee’s business; and

(C)	any securities that are Beneficially Owned within the meaning of Section 1.1(e)(i)(A) or 1.1(e)(i)(B) by any other Person with which such Person is acting jointly or in concert.

(ii)	Notwithstanding the provisions of Section 1.1(e)(i), a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security because:

(A)	(1)	the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(e)(i)(C) pursuant to a Permitted Lock-up Agreement; or

	(2)	such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up;

(B)	such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security; provided that:

(1)

the ordinary business of such Person (the “Portfolio Manager”) includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Portfolio Manager in the ordinary course of such business in the performance of the Portfolio Manager’s duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

(2)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(3)

such Person (the “Crown Agent”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; or

(4)

such Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or the United States of America or any province or state thereof (each, a “Plan”), or is a Plan;

provided; however, that in any of the foregoing cases, the Portfolio Manager, the Trust Company, the Crown Agent, the Plan Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make, a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Corporation, alone or by acting jointly or in concert with any other Person;

(C)

such Person is a Client of the same Portfolio Manager as another Person on whose account the Portfolio Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(D)

such Person is a Client of a Portfolio Manager and such security is owned at law or in equity by the Portfolio Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(E)	such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, any unissued Voting Shares as to which such Person is deemed the Beneficial Owner pursuant to this Section 1.1(e) shall be deemed outstanding.

(f)	“Board of Directors” means the board of directors of the Corporation or any duly constituted and empowered committee thereof.

(g)	“Business Day” means any day, other than a Saturday or Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close.

(h)

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means on any day the Canadian dollar equivalent of such amount determined by reference to the U.S. - Canadian Exchange Rate in effect on such date.

(i)

“Close of Business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal office of the transfer agent for the Common Shares in Vancouver, British Columbia (or after the Separation Time, the principal office of the Rights Agent in Vancouver, British Columbia) is closed to the public.

(j)	“Closing Price” per security of any securities on any date of determination means:

(i)

the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal stock exchange or national securities quotation system on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange or national securities quotation system, then such price or prices shall be determined based upon the stock exchange or quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year);

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system, then the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system or quoted by any such reporting system, then the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors, provided, however, that:

(A)

if for any reason none of such prices are available on such date, then the “Closing Price” per security of such securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities; and

	(B)	if the Closing Price so determined is expressed in United States dollars,

then such amount shall be converted to the Canadian Dollar Equivalent.

(k)

“Common Shares” means the common shares in the share capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and “common shares” when used with reference to any Person other than the Corporation means the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

(l)	“Competing Permitted Bid” means a Take-over Bid that:

	(i)	is made after another Permitted Bid has been made and prior to the expiry of such Permitted Bid;

	(ii)	satisfies all components of the definition of a Permitted Bid other than the requirement set forth in Section 1.1(hh)(ii)(A)(1); and

(iii)

contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that no Voting Shares shall be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on a date that is no earlier than the later of:

		(A)	35 days after the date of such Take-over Bid; and

		(B)	the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that preceded the Competing Permitted Bid that is then in existence for the Voting Shares.

(m)	“Controlled”: a body corporate is “controlled” by another Person if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person; and

	(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

(n)

“Convertible Security” means a security convertible or exchangeable into a Voting Share and a “Convertible Security Acquisition” means an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

(o)	“Co-Rights Agents” has the meaning ascribed thereto in Section 4.1.1.

(p)	“Disposition Date” has the meaning ascribed thereto in Section 5.1.1.

(q)	“Effective Date” means March 8, 2010.

(r)	“Election to Exercise” has the meaning ascribed thereto in Section 2.2.4(b).

(s)	“Exchange” means the Toronto Stock Exchange and any other exchange on which the Common Shares may, from time to time, be listed for trading.

(t)

“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to Sections 5.1.2, 5.1.4 or 5.1.5 or which was made on or prior to the Record Time.

(u)

“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $50.00.

(v)	“Expansion Factor” has the meaning ascribed thereto in Section 2.3.2(i)(A).

(w)	“Expiration Time” means the earlier of:

(i) the Termination Time; and

(ii) the Close of Business on the date on which the first annual meeting of shareholders of the Corporation following the third anniversary of the Effective Date is held,

provided, however, that if the resolution referred to in Section 5.15 is approved by the Independent Shareholders in accordance with Section 5.15 at or prior to such annual meeting, “Expiration Time” means the earlier of:

(iii) the Termination Time; and

(iv) the Close of Business on the sixth anniversary of the Effective Date.

(x)

“Fiduciary” means a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

(y)	“Flip-in Event” means a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(z)	“Holder” has the meaning ascribed thereto in Section 2.8.

(aa)	“Independent Shareholders” means holders of outstanding Voting Shares, other than any:

(i) Acquiring Person;

(ii) Offeror other than a Person who at the relevant time is deemed not to Beneficially Own such Voting Shares by reason of Section 1.1(e)(ii)(B);

(iii) Affiliate or Associate of such Acquiring Person or Offeror;

(iv) Person acting jointly or in concert with such Acquiring Person or Offeror; or

(v)

employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether or not the Voting Shares are to be tendered to a Take-over Bid.

(bb)

“Market Price” per security of any securities on any date of determination means the average of the daily Closing Prices per security of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date of determination; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused any Closing Price used to determine the Market Price on any Trading Day not to be fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination, each such Closing Price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination.

(cc)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder, and any comparable or successor laws, rules or regulations thereto.

(dd)	“Nominee” has the meaning ascribed thereto in Section 2.2.3.

(ee)	“Offer to Acquire” shall include:

	(i)	an offer to purchase or a solicitation of an offer to sell Voting Shares, or a public announcement of an intention to make such an offer or solicitation; and

	(ii)	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ff)	“Offeror” means a Person who has announced a current intention to make, or who is making, a Take-over Bid.

(gg)	“Offeror’s Securities” means the aggregate of the Voting Shares Beneficially Owned on the date of a Take-over Bid by an Offeror.

(hh)	“Permitted Bid” means a Take-over Bid made by way of a Take-over Bid circular and which also complies with the following additional provisions:

	(i)	the Take-over Bid is made to all holders of record of Voting Shares of the Corporation, other than the Offeror; and

	(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

		(A)	no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid:

			(1)	prior to the Close of Business on a date which is not less than 60 days following the date of the Take-over Bid; and

(2)

unless, at the Close of Business on such date, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and have not been withdrawn;

(B)

unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take-up of or payment for Voting Shares;

		(C)	any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(D)

in the event that the requirement set forth in Section 1.1(hh)(ii)(A)(2) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement, provided that, should a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares made prior to such time, shall not be a Permitted Bid Acquisition. The term Permitted Bid shall include a Competing Permitted Bid.

(ii)	“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(jj)

“Permitted Lock-up Agreement” means an agreement between a Person and one or more holders of Voting Shares (each, a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Corporation, not later than the date of the Lock-up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i)

the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares from the Lock-up Bid in order to tender or deposit the Voting Shares to another Take-over Bid or support another transaction:

		(A)	where the price or value per Common Share offered under such other Take-over Bid or transaction is higher than the price or value per Common Share offered under the Lock-up Bid; or

	(B)	if:

(1)

the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or

(2)

the number of Voting Shares to be purchased under the other Take-over Bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Common Share that is not less than the price or value per Common Share offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

	(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)

50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a

Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares in order to accept the other Take-over Bid or support another transaction.

(kk)

“Person” includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation or other incorporated or unincorporated organization, syndicate or other entity.

(ll)	“Pro Rata Acquisition” means an acquisition by a Person of Voting Shares pursuant to:

(i)

any dividend reinvestment plan or share purchase plan of the Corporation made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law);

(ii)

a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class or series;

(iii)

the acquisition or exercise of rights to purchase Voting Shares distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or

(iv) a distribution of Voting Shares or Convertible Securities made pursuant to a prospectus or by way of a private placement or a conversion or exchange of any Convertible Security,

provided, however, that such Person does not thereby acquire a greater percentage of Voting Shares or of Convertible Securities so offered than such Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

(mm)	“Record Time” means the Close of Business on the Effective Date.

(nn)	“Redemption Price” has the meaning attributed thereto in Section 5.1.1.

(oo)

“Regular Periodic Cash Dividend” means cash dividends paid on the Common Shares at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed in the aggregate in any fiscal year, on a per share basis, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year;

(ii)

300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years divided by the arithmetic mean of the number of Common Shares outstanding as at the end of each of such fiscal years; and

(iii)

100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year.

(pp)	“Rights” means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

(qq)	“Rights Certificate” means a certificate representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Schedule A.

(rr)	“Rights Register” and “Rights Registrar” have the respective meanings ascribed thereto in Section 2.6.1.

(ss)

“Securities Act (British Columbia)” means the Securities Act (British Columbia), as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(tt)

“Securities Act (Ontario)” means the Securities Act (Ontario), as amended, and the regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(uu)

“Separation Time” means the Close of Business on the eighth Business Day (or such later Business Day as may be determined at any time or from time to time by the Board of Directors) after the earlier of:

(i) the Stock Acquisition Date; and

(ii)

the date of the commencement of, or first public announcement or disclosure of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid), provided; however, that if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such Take-over Bid shall be deemed, for purposes of this Section 1.1(uu) never to have been made, and, provided further, that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

(vv)

“Stock Acquisition Date” means the first date of public announcement or disclosure by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person, which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia), Section 101 of the Securities Act (Ontario) or Section 13(d) of the U.S. Exchange Act announcing or disclosing such information.

(ww)	“Subsidiary” means a body corporate that is controlled by another Person.

(xx)

“Take-over Bid” means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares of that class, where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into or for which the securities subject to the Offer to Acquire are convertible or exchangeable and the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(yy)	“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1.

(zz)

“Trading Day”, when used with respect to any securities, means the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day.

(aaa)	“U.S. - Canadian Exchange Rate” on any date means:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(bbb)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws , rules or regulations thereto.

(ccc)

“Voting Share Reduction” means an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

(ddd)

“Voting Shares” means the Common Shares and any other securities the holders of which are entitled to vote generally on the election of directors of the Corporation and “voting shares”, when used with reference to any Person other than the Corporation, means common shares of such other Person and any other securities the holders of which are entitled to vote generally in the election of the directors or to otherwise affect control of such other Person.

1.2                     Currency

                          All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3                     Number and Gender

                          Wherever the context will require, terms (including defined terms) used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4                     Sections and Headings

                          The division of this Agreement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms this “Agreement”, “hereunder”, “hereof”, and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article, Section or Schedule or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles, Sections and Schedules of or to this Agreement.

1.5                     Statutory References

                          Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, reenacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6 Determination of Percentage Ownership

                          The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

A
100	x	B

where:

A	=	the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B	=	the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares pursuant to Section 1.1(e), such Voting Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above.

1.7                     Acting Jointly or in Concert

                          For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal or written or unwritten, with the first Person to acquire or Offer to Acquire Voting Shares or Convertible Securities (other than customary agreements with and between underwriters and banking or selling group members with respect to a distribution of securities and pledges of securities in the ordinary course of business to secure indebtedness).

1.8                     Generally Accepted Accounting Principles

                          Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1                     Legend on Common Share Certificates

2.1.1                  Certificates representing the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the later of:

(a)	the Record Time; and

(b)	the date on which all required regulatory approvals required in respect of this Agreement have been received,

but prior to the Close of Business on the earlier of:

(c)	the Separation Time; and

(d)	the Expiration Time,

shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

“Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, made as of March 8, 2010 (the “Rights Agreement”), between the Corporation and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person”, as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

2.1.2                 Certificates representing Common Shares that are issued and outstanding at the later of:

(a)	the Record Time; and

(b)	the date on which all required regulatory approvals required in respect of this Agreement have been received,

shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of:

(c)	the Separation Time; and

(d)	the Expiration Time.

2.2                     Initial Exercise Price; Exercise of Rights; Detachment of Rights

2.2.1                  Subject to adjustment as herein set forth, including without limitation as set forth in Article 3, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price as at the Business Day immediately preceding the Separation Time (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

2.2.2                  Until the Separation Time:

(a)	the Rights shall not be exercisable and no Right may be exercised; and

(b)

for administrative purposes, each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

2.2.3                  From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights (a “Nominee”)) at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(a)

a Rights Certificate in substantially the form of Schedule A appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order, or with any article or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(b)	a disclosure statement prepared by the Corporation describing the Rights,

provided that a Nominee shall be sent the materials provided for in Sections 2.2.3(a) and 2.2.3(b) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

2.2.4                  Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in Vancouver, British Columbia or Toronto, Ontario:

(a)	the Rights Certificate evidencing such Rights;

(b)	an election to exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed, and executed in a manner acceptable to the Rights Agent; and

(c)

payment in cash, or by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

2.2.5                  Upon receipt of a Rights Certificate, which is accompanied by an appropriately completed and duly executed Election to Exercise (which does not indicate that such Right is null and void as provided by Section 3.1.2 and payment as set forth in Section 2.2.4, the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:

(a)

requisition from the transfer agent of the Common Shares certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(b)

after receipt of such Common Share certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(c)	when appropriate, requisition from the Corporation the amount of cash, if any, to be paid in lieu of issuing fractional Common Shares;

(d)	when appropriate, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(e)	tender to the Corporation all payments received on exercise of the Rights.

2.2.6                  If the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

2.2.7                  The Corporation covenants and agrees that it will:

(a)

take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(b)

take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the BCA, the Securities Act (British Columbia), the U.S. Exchange Act, the 1933 Act and comparable legislation of each of the other provinces and territories of Canada and states of the United States of America, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Common Shares upon exercise of the Rights;

(c)	use reasonable efforts to cause all Common Shares issued upon exercise of the Rights to be listed on the stock exchanges on which the Common Shares are listed at that time;

(d)

cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(e)

pay when due and payable, if applicable, any and all federal, provincial and municipal taxes (not in the nature of income, capital gains or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the issuance or delivery of certificates for Common Shares issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(f)

after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3                     Adjustments to Exercise Price; Number of Rights

2.3.1                  The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Article 3.

2.3.2                  In the event that the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(a)	declare or pay a dividend on the Common Shares payable in Voting Shares or Convertible Securities in respect thereof other than pursuant to any dividend reinvestment plan;

(b)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(c)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(d)

issue any Voting Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares, whether in a reclassification, amalgamation, statutory arrangement, consolidation or otherwise, then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon the exercise of Rights) shall be adjusted as follows:

(i)	if the Exercise Price and number of Rights outstanding are to be adjusted:

(A)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities of the Corporation) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(B)

each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Corporation issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other security of the Corporation) will have exactly one Right associated with it; and

(ii)

if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

Adjustments made pursuant to this Section 2.3.2 shall be made successively, whenever an event referred to in this Section 2.3.2 occurs.

2.3.3                  If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any of its securities other than Common Shares in a transaction of a type described in Sections 2.3.2(a) or 2.3.2(d), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

2.3.4                  If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1.

2.3.5                  In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in Section 2.3.2, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

2.3.6	(a)

In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of such a Convertible Security, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction:

		(i)	of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price per Common Share; and

		(ii)	of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

(b)

In case such subscription price is satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such rights or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights or warrants.

(c)

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any dividend or interest reinvestment plan or any share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation or the investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants by the Corporation) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment or share purchase plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

2.3.7                  In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of:

(a)	evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares); or

(b)	rights or warrants entitling them to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares),

at a price per Voting Share (or, in the case of a Convertible Security in respect of Voting Shares, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date (excluding rights or warrants referred to in Section 2.3.6), the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights, warrants or other securities so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

2.3.8                  Each adjustment made pursuant to this Section 2.3 shall be made as of:

(a)	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Section 2.3.2; and

(b)

the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Section 2.3.6 or 2.3.7, subject to readjustment to reverse the same if such distribution shall not be made.

2.3.9                  In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such shares, or Convertible Securities in respect of any such shares, in a transaction referred to in any of Sections 2.3.2(a) to 2.3.2(d), inclusive, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3.2, 2.3.6 and 2.3.7 in connection with such transaction will not appropriately protect the interests of the holders of Rights, then the Board of Directors may from time to time, but subject to obtaining the prior approval of the holders of the Rights obtained as set forth in Section 5.4.2, determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3.2, 2.3.6 and 2.3.7, such adjustments, rather than the adjustments contemplated by Sections 2.3.2, 2.3.6 and 2.3.7, shall be made upon the Board of Directors providing written certification thereof to the Rights Agent as set forth in Section 2.3.17. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

2.3.10                  Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3.10 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent.

2.3.11                  All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

2.3.12                  Unless the Corporation shall have exercised its election, as provided in Section 2.3.13, upon each adjustment of an Exercise Price as a result of the calculations made in Sections 2.3.6 and 2.3.7, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares obtained by:

(a)	multiplying:

(i) the number of Common Shares covered by a Right immediately prior to such adjustment;

by

(ii) the Exercise Price in effect immediately prior to such adjustment; and

(b)	dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

2.3.13                  The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 2.3.13, the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

2.3.14                  In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

2.3.15                  Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any:

(a)	subdivision or consolidation of the Common Shares;

(b)	issuance wholly for cash of any Common Shares at less than the applicable Market Price;

(c)	issuance wholly for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares;

(d)	stock dividends; or

(e)	issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares,

shall not be taxable to such shareholders.

2.3.16                  Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofor and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

2.3.17                  Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(a)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(b)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4                     Date on Which Exercise is Effective

                          Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next Business Day on which the Common Share transfer books of the Corporation are open.

2.5                     Execution, Authentication, Delivery and Dating of Rights Certificates

2.5.1                  The Rights Certificates shall be executed on behalf of the Corporation by its Chief Executive Officer, its Chief Financial Officer or its Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

2.5.2                  Promptly following the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates to the holders of the Rights pursuant to Section 2.2. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

2.5.3                  Each Rights Certificate shall be dated the date of countersignature thereof.

2.6                     Registration, Transfer and Exchange

2.6.1                  After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

2.6.2                  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Sections 2.6.4 and 3.1.2, the Corporation will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

2.6.3                  All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

2.6.4                  Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized, in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7                     Mutilated, Lost, Stolen and Destroyed Rights Certificates

2.7.1                  If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

2.7.2                  If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(a)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(b)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and, upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

2.7.3                  As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7.4                  Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8                     Persons Deemed Owners

                          The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever and the Corporation and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9                     Delivery and Cancellation of Certificates

                          All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10                   Agreement of Rights Holders

                          Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c)	that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d)

that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares or other securities upon exercise of a Right (except as provided herein); and

(f)

that, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1                     Flip-in Event

3.1.1                  Subject to Section 3.1.2 and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event occurs, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

3.1.2                  Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date, or which may thereafter be Beneficially Owned, by:

(a)	an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person; or

(b)

a transferee, direct or indirect, of an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person, in a transfer of Rights occurring subsequent to the Acquiring Person becoming such, shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and, further, shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Section 3.1.2 shall be deemed to be an Acquiring Person for the purposes of this Section 3.1.2 and such Rights shall become null and void.

3.1.3                  Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of Section 3.1.2(a) or 3.1.2(b) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall be void in the circumstances specified in Section 3.1.2 of the Rights Agreement.”

The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided to do so.

3.1.4                  After the Separation Time, the Corporation shall do all such acts and things necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the BCA, the Securities Act (British Columbia) and the securities laws or comparable legislation in each of the provinces of Canada and in any other jurisdiction where the Corporation is subject to such laws and the rules of the stock exchanges where the Common Shares are listed at such time in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

3.2                     Fiduciary Duties of the Board of Directors

                          For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4
THE RIGHTS AGENT

4.1                     General

4.1.1                  The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-rights agents (“Co-Rights Agents”) as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and other disbursements reasonably incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of counsel and other experts consulted by the Rights Agent pursuant to Section 4.3(a) . The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

4.1.2                  The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.1.3                  The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2                     Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

4.2.1                  Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

4.2.2                  In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3                     Duties of Rights Agent

                          The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert.

(b)

Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer, Secretary or Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct.

(d)

The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)

The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate, or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1.2 or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Corporation or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to any Common Shares, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable.

(f)

The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer, Secretary or Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

(h)

The Rights Agent and any shareholder or director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4                     Change of Rights Agent

                          The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days prior written notice (or such lesser notice as is acceptable to the Corporation) to the Corporation, to each transfer agent of Common Shares and to the holders of the Rights, all in accordance with Section 5.9 and at the expense of the Corporation. The Corporation may remove the Rights Agent by giving 30 days prior written notice to the Rights Agent, to each transfer agent of the Common Shares and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection of the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5                     Compliance with Money Laundering Legislation

                          The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

4.6                     Privacy Provision

                           The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5
MISCELLANEOUS

5.1                     Redemption, Waiver, Extension and Termination

5.1.1                  Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4.1 or 5.4.2, as applicable, the Board of Directors acting in good faith may, at any time prior to the later of the Stock Acquisition Date and the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

5.1.2                  The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined in good faith, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1.2 may only be given on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, then the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

5.1.3                  In the event that a Person acquires Voting Shares pursuant to a Permitted Bid or an Exempt Acquisition referred to in Section 5.1.4, then the Board of Directors shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.1.4                  The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares; provided that, if the Board of Directors waives the application of Section 3.1 to a particular Take-over Bid pursuant to this Section 5.1.4, then the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1.4.

5.1.5                  The Board of Directors may, prior to the Close of Business on the eighth Business Day following a Stock Acquisition Date or such later Business Day as it may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event; provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 10 days of the date on which such contractual arrangement is entered into or such later date as the Board of Directors may determine) such that, at the time the waiver becomes effective pursuant to this Section 5.1.5, such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

5.1.6                  Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, or if the Board of Directors grants a waiver under Section 5.1.5 after the Separation Time, then the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Section 5.1.6, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares at the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

5.1.7                  If the Board of Directors is deemed under Section 5.1.3 to have elected or elects under Section 5.1.1 or 5.1.6 to redeem the Rights, then the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

5.1.8                  Within 10 days after the Board of Directors is deemed under Section 5.1.3 to have elected or elects under Section 5.1.1 or 5.1.6 to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made, and will state that no payment will be made to holders entitled to less than $10, in accordance with Section 5.1.9.

5.1.9                  The Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $10 in respect of all of the Rights held by such holder.

5.2                     Expiration

                          No Person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except in respect of any right to receive cash, securities or other property which has accrued at the Expiration Time and except as specified in Sections 4.1.1 and 4.1.2.

5.3                     Issuance of New Rights Certificates

                          Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4                     Supplements and Amendments

5.4.1                  Subject to Sections 5.4.2 and 5.4.3, the Corporation may from time to time amend, vary or delete any of the provisions of this Agreement and the Rights provided that no amendment, variation or deletion made on or after the first shareholders meeting after the date hereof, shall be made without the prior consent of the shareholders of the Corporation or holders of the Rights, given as provided in Section 5.4.2, except that amendments, variations or deletions made for any of the following purposes shall not require such prior approval but shall be subject to subsequent ratification in accordance with Section 5.4.2:

(a)	in order to make such changes as are necessary in order to maintain the validity of this Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules; or

(b)	in order to make such changes as are necessary in order to cure any clerical or typographical error.

5.4.2                  Any amendment, variation or deletion made by the Board of Directors pursuant to Section 5.4.1 shall if made:

(a)

prior to the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement; or

(b)

after the Separation Time, be submitted to the holders of Rights at a meeting to be held on a date not later than the date of the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights which have not become void pursuant to Section 3.1.2 who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement.

Any amendment, variation or deletion pursuant to Section 5.4.1 shall be effective from the later of the date of the consent of the holders of Voting Shares or Rights, as applicable, adopting such amendment, variation or deletion and the date of approval thereof by the Exchange (except in the case of another amendment, variation or deletion referred to in Section 5.4.1(a) or (b), which shall be effective from the later of the date of the resolution of the Board of Directors adopting such amendment, variation or deletion and the date or approval thereof by the Exchange and shall continue in effect until it ceases to be effective (as in this Section 5.4.2 described) and, where such amendment, variation or deletion is confirmed, it shall continue in effect in the form so confirmed). If an amendment, variation or deletion pursuant to Section 5.4.1(a) or (b) is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

5.4.3                  For greater certainty, neither the exercise by the Board of Directors of any power or discretion conferred on it hereunder nor the making by the Board of Directors of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement or the Rights, for purposes of this Section 5.4 or otherwise.

5.4.4                  The approval, confirmation or consent of the holders of Rights with respect to any matter arising hereunder shall be deemed to have been given if the action requiring such approval, confirmation or consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which, prior to the Separation Time, are held otherwise than by Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s bylaws and the BCA with respect to meetings of shareholders of the Corporation.

5.5                     Fractional Rights and Fractional Shares

5.5.1                  The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right.

5.5.2                  The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates that evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

5.6                     Rights of Action

                          Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in this Agreement and in such holder’s Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7                     Holder of Rights Not Deemed a Shareholder

                          No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8) or to receive dividends or subscription rights or otherwise, until such Rights, shall have been exercised in accordance with the provisions hereof.

5.8                     Notice of Proposed Actions

                          In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

5.9                     Notices

                          Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Corporation will be sufficiently given or made and shall be deemed to be received if delivered or sent by first-class mail, postage prepaid, or by facsimile machine or other means of printed telecommunication, charges prepaid and confirmed in writing by mail or delivery, addressed (until another address is filed in writing with the Rights Agent or the Corporation, as applicable), as follows:

(a)	if to the Corporation:

Northgate Minerals Corporation
110 Yonge Street, Suite 1601
Toronto, ON M5C 1T4

	Attention:	VP General Counsel
	Facsimile:	(416) 363-6392

(b)	if to the Rights Agent:

Computershare Investor Services Inc.
510 Burrard Street
Vancouver, British Columbia V6C 3B9

	Attention:	Manager, Client Services
	Facsimile:	(604) 661-9401

(c)	if to the holder of any Rights, to the address of such holder as it appears on the Rights Register or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares.

Any notice which is mailed or sent or delivered in the manner herein provided for shall be deemed given and received whether or not the holder receives the notice.

5.10                     Costs of Enforcement

                           The Corporation agrees that if the Corporation or any other Person (the securities of which are purchasable upon exercise of Rights) fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11                     Regulatory Approvals

                             Any obligation of the Corporation or action or event contemplated by this Agreement, shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt security) of the Corporation upon the exercise of Rights and any amendment to this Agreement shall be subject to the applicable prior consent of the stock exchanges on which the Corporation is from time to time listed.

5.12                      Declaration as to Non-Canadian and Non-United States Holders

                              If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada and the United States of America, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.13                     Successors

                            All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14                     Benefits of this Agreement

                            Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.15                     Shareholder Review

                            At or prior to the first annual meeting of shareholders of the Corporation following the third anniversary of the date of this Agreement, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought advisable, approval. If a majority of the votes cast by Independent Shareholders who vote in respect of such resolution are not voted in favour of the continued existence of this Agreement, then immediately upon the confirmation by the chairman of such shareholders’ meeting of the result of the vote on such resolution and without further formality, this Agreement and any outstanding Rights shall be of no further force and effect.

5.16                     Determinations and Actions by the Board of Directors

                            All actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors for the purposes hereof, in good faith:

(a)	may be relied upon by the Rights Agent; and

(b)	shall not subject the Board of Directors to any liability to the holders of the Rights or to any other parties.

5.17                     Governing Law

                            This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.18                     Language

                            Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent ou qui en coulent soient redigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

5.19                     Counterparts

                            This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20                     Severability

                            If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective only to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.21                     Effective Date

                            This Agreement is effective as of and from March 8, 2010. If the Rights Plan is not confirmed by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such Rights Plan at a meeting to be held not later than September 11, 2010, then this Agreement and any outstanding Rights shall be of no further force and effect.

5.22                     Time of the Essence

                            Time shall be of the essence hereof.

                            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed effective as of the date first above written.

NORTHGATE MINERALS CORPORATION

By:

By:

COMPUTERSHARE INVESTOR SERVICES INC.

By:

By:

SCHEDULE A

to a Shareholder Rights Plan Agreement made as of [__________], between Northgate Minerals Corporation and Computershare Investor Services Inc.

Certificate No. [___________]	[___________] Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1.2 OF SUCH AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, CERTAIN RELATED PARTIES OF AN ACQUIRING PERSON OR A TRANSFEREE OF AN ACQUIRING PERSON OR ANY SUCH RELATED PARTIES WILL BECOME VOID WITHOUT FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that [______________________________________] is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of March 8, 2010 (the “Rights Agreement”) between Northgate Minerals Corporation, a British Columbia corporation, (the “Corporation”) and Computershare Investor Services Inc., a company existing under the laws of Canada, as rights agent (the "Rights Agent"), which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its principal office in Vancouver, British Columbia or Toronto, Ontario. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be $50.00 per Right (payable in cash, certified cheque or money order payable to the order of the Corporation).

The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in Vancouver, British Columbia or Toronto, Ontario may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may be adjusted so as to entitle the registered holder thereof to purchase or receive securities or shares in the capital of the Corporation other than Common Shares or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement. The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of any meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: [______________________]

NORTHGATE MINERALS CORPORATION

By:

By:

COMPUTERSHARE INVESTOR SERVICES INC.

By:

By:

FORM OF ELECTION TO EXERCISE

NORTHGATE MINERALS CORPORATION

The undersigned hereby irrevocably elects to exercise [_____________________] whole Rights represented by this Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of and delivered to:

Rights Certificate No. [__________]

Name

Address

City and Province

Social Insurance No. or other
taxpayer identification numbers

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name

Address

City and Province

Social Insurance No. or other
taxpayer identification numbers

Date:
Signature

(Signature must correspond to name as written upon the
Written Signature Guaranteed	face of this Rights Certificate in every particular,
without alteration or enlargement or any change
whatsoever)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the holder if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

Signature

NOTICE

In the event that the certification set forth above in the Form of Election to Exercise is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date:
Signature

(Signature must correspond to name as written upon the
Written Signature Guaranteed	face of this Rights Certificate in every particular,
without alteration or enlargement or any change
whatsoever)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

Signature

(Please print name below signature)

NOTICE

In the event that the certification set forth above in the Form of Assignment is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.